National Semiconductor
The Sight & Sound of Information

Years ended
(In millions, except per share amounts and employee figures)

OPERATING RESULTS	**May 28, 2006**	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002
Net Sales	**$ 2,158.1**	$ 1,913.1	$ 1,983.1	$ 1,672.5	$ 1,494.8
Net Income (loss)	**$ 449.2**	$ 415.3	$ 282.8	$ (33.3)	$ (121.9)
Earnings (loss) per Share:					
Basic	**$ 1.32**	$ 1.17	$ 0.78	$ (0.09)	$ (0.34)
Diluted	**$ 1.26**	$ 1.11	$ 0.73	$ (0.09)	$ (0.34)
Weighted-Average Common and Potential Common Shares Outstanding:					
Basic	**339.8**	353.9	361.0	363.6	355.0
Diluted	**357.0**	373.9	388.5	363.6	355.0
Research and Development	**$ 326.6**	$ 333.0	$ 357.1	$ 439.2	$ 441.9
Capital Additions	**$ 163.3**	$ 96.6	$ 215.3	$ 154.9	$ 138.0
Number of Employees (in thousands)	**8.5**	8.5	9.7	9.8	10.1

Net sales (dollars in billions)


$1.5
$1.7
$2.0
$1.9
$2.2
2002
2003
2004
2005
2006

Gross margin (percentage)


37.0
43.4
51.0
53.4
59.0
2002
2003
2004
2005
2006

Income before tax and cumulative effect of change in accounting principle (dollars in millions)


($123.4)
($23.3)
$333.7
$409.9
$695.2
2002
2003
2004
2005
2006

Letter to Shareholders

Several years ago, National Semiconductor decided to channel its efforts and resources into becoming an undisputed leader in the high-value product areas of each of the Standard Linear Analog segments. That decision is paying off in record margins, profits, market share and returns on capital. In the category of "a picture is worth a thousand words," I'll reduce this letter and its message to a variety of charts and corresponding explanations that, not only record our performance, but paint our future.

What is standard linear analog?

According to the Semiconductor Industry Association's World Semiconductor Trade Statistics (SIA/WSTS), the analog semiconductor market is divided into two areas: Application Specific Standard Product Analog and Standard Linear Analog. Standard Linear Analog, which now comprises about 75 percent of National's sales, consists of four segments:

- Power Management. Also referred to as "Regulators and References" by the WSTS, these devices are developed to maximize the power efficiency of systems, so we can enjoy the longest possible battery life in portable applications or consume the least amount of energy when plugged into the wall. Over the years, many new features have been added to electronics, with the mobile phone being the best example: color displays, video and still camera, stereo sound, and built-in camera flash. While we are all enjoying these additional features, we also expect the run-times of these devices to increase. High-performance power management enables these features to be added with extended run-times and longer battery life.

- Amplifiers. Consisting of "general purpose," "high speed" and "precision" varieties, amplifiers condition analog signals that may have lost some of their intensity, volume or strength over time and distance and boost those signals back to their original intensity (or higher), so those signals can be read and handled without the confusion of surrounding noise or interference. Or, in the case of audio amplifiers, they take a tiny data stream off a cell phone, CD, DVD or MP3 flash card and condition and elevate the signal to drive speakers and headphones to generate sound with the volume, clarity and quality of an auditorium concert.

- Interface. These days, transmission of data of any kind, seems to involve more and more bandwidth (such as HD video signals) over longer and longer transmission lines. The role of interface circuits is to ensure that the signal that gets sent is the same as the one that arrives. Hence, these circuits deal with cleaning signals and more powerful clocking schemes.

- Data Conversion. Data Conversion consists of circuits like Analog-to-Digital Converters (ADCs) designed to convert real-world analog signals into "zeros" and "ones" to facilitate the processing of these bits by microprocessors or digital-signal processors (DSPs). The data streams can be audio, video, heat, light, vibrations or any other real world phenomena. After the zeros and ones (or "digital bits") are processed, they are often converted back into analog data streams by circuits known as DACs, or, you guessed it, Digital-to-Analog Converters.

Why did National target standard linear analog?

- It's our heritage, our core competency.
- Increasingly, these circuits are used to differentiate today's system products like cell phones, MP3 players, video games, displays, instrumentation, automotive electronics, PDAs, etc.
- This is one of the fastest growing segments in the semiconductor industry.
- These products allow us to obtain higher average selling prices (ASPs) and gross margins.
- The standard linear market requires excellent circuit design, outstanding packaging and process technology as well as superb service, supply chain and logistics. National does extremely well at all three.
- And finally, not very many companies can compete here.

Commanding value for National's standard linear analog products

We have proven we have the right products, and we continue to leverage our process technology, packaging, logistics and support to delight our customers. We are truly adding value, helping our customers differentiate their products in the market.

So, how is the analog market growing with respect to the rest of the semiconductor industry?

SIA/WSTS forecasted growth rate (2005-2009)



20%
15%
10%
5%
0
Discrete 5.5%
MOS DRAM 6.4%
MOS microprocessors 7.1%
MOS logic 9.3%
Analog 11.1%
Flash EEPROM 13.7%
$10
$20
$30
$40
$50
$60

Source: SIA/WSTS June 2006 forecast
(Dollars in billions)

And how fast is the standard linear portion of the overall analog sector growing?

According to SIA/WSTS, Standard Linear is projected to grow faster than the overall semiconductor market. Standard Linear is expected to grow 15.1 percent in 2006 versus industry growth of 9.8 percent. Standard Linear is being driven by a surge in power management (17.8 percent growth in 2006), a segment where National has a leadership position, as well as in amplifiers (15.6 percent growth).

So, how is National doing in the standard linear market with respect to the rest of the suppliers?

National's standard linear market share trend



16%
14%
12%
10%
8%
FY01
FY02
FY03
FY04
FY05
FY06

Source: SIA/WSTS and National Semiconductor

Historically, in our industry, companies had to make a tradeoff between growing market share versus gross margins.

By focusing our R&D investments on a richer mix of much higher value-added products in each of the Standard Linear segments, National was able to grow market share...and profits...and ASPs!

Market share and gross margin success


16%
14%
12%
10%
8%
Market share
70%
65%
60%
55%
50%
45%
40%
35%
30%
Gross margin
Gross margin %
Standard linear market share %
FY02
FY03
FY04
FY05
FY06

Source: SIA/WSTS and National Semiconductor, May 2006

Our ASPs have improved considerably compared to the worldwide market.

National ASP vs. total market – standard linear


National semiconductor
Total market
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06

Source: SIA/WSTS, National Semiconductor, June 2006


nterface


Amplifiers

Power management and amplifiers

Power Management. The market share leader in power regulators, National's power management circuits are found in everything from handheld battery-powered devices to higher-voltage systems such as those in automobiles, servers, telecom equipment and industrial products. The company's power portfolio is unique in both depth and breadth, featuring power management switchers and controllers, Power-over-Ethernet interfaces, battery charger ICs, highly integrated subsystems, and lighting management for everything from cell phone "funlights" to rugged automotive applications. This portfolio offers a solution for whatever a power design requires, whether that is better energy efficiency, increased bandwidth or heat dissipation. National specializes in sub-1V to 100V system-level solutions that provide a combination of performance/efficiency, thermal management and board space savings. National introduced the industry's first LDO (low dropout) linear regulator and the innovative Simple Switcher® products that transformed power supply design and time to market.

Operational Amplifiers. Specializing in high-performance amplifiers and comparators, National offers a complete portfolio of op amps addressing the high-speed, precision, low-voltage and low-power markets with products ranging from building-block chips to application-specific standard products (ASSPs). The company has a long history of setting industry standards in amplifiers and continues this trend with product releases on National's advanced VIP10 bipolar and VIP50 BiCMOS processes.



OPEN

And, our ASP has improved in each of the four standard linear markets where we have been investing our R&D dollars over the last several years in higher value-added products.

National ASP vs. total market – power management


National semiconductor
Total market (SIA/WSTS)
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06

National ASP vs. total market – amplifiers / comparators


National semiconductor
Total market (SIA/WSTS)
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06

And in Interface and Data Conversion, which are the two segments commanding the highest ASPs, we have only started to reap the benefits of our focused investments over recent years.

National ASP vs. total market – interface


National semiconductor
Total market (SIA/WSTS)
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06 QTD

National ASP vs. total market – data conversion


Total market (SIA/WSTS)
National semiconductor
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06 QTD

Source: SIA/WSTS

Another way to increase our value to customers is to strategically redirect our effort and resources *away* from certain products – products typically known as "commodities"– that other companies can do.

We continue to focus on higher-value products. As part of this effort, we have reduced commodity products from roughly 45 percent of our total units shipped in FY03 to about 20 percent in FY06. In addition to transitioning to higher-value products, we continue to drive down our manufacturing costs in order to return greater value and profits to our company. For example, in the past four years, we have reduced our wafer fab unit costs by more than 50 percent and reduced our test and assembly unit costs by over 40 percent. This portends well for even higher margins in the future.

We are committed to spending the lion's share of our R&D investment on high-value areas of the standard linear analog market.

National's R&D investment profile (Total R&D as a percent of sales)



30%
26%
18%
17%
15%
$450
$375
$300
$225
$150
$75
$0
FY02
FY03
FY04
FY05
FY06
Standard linear

(dollars in millions)


Power management

Audio, interface and data conversion

Audio. National's cutting-edge Boomer® audio amplifiers enhance and enrich the entire range of sound in portable devices – from voice to ringtones to music. The company manufactures high-fidelity Class AB and Class D speaker drivers and headphone amplifiers as well as audio subsystems for portable handsets, DVD players, MP3 players, multimedia displays and other portable electronic devices.

Interface. As the low-voltage differential signaling (LVDS) technology innovator and market leader, National offers interconnect solutions for transferring high-speed digital signals using world-class analog technology. These solutions help system designers develop high-performance data transmission and clock distribution applications in a variety of market segments, including communications and industrial. These products feature high reliability and signal integrity, low power, low noise, and dramatic systems savings in cable and connector costs.

Data Conversion. National's rapidly expanding data converter portfolio features the industry's lowest-power, highest-speed, and smallest analog-to-digital converters (ADCs) and digital-to-analog converters (DACs). National enables sharper images and portability for a broad range of communications, medical imaging, test and measurement and consumer video applications. National also provides the industry's leading portfolio of highly accurate temperature sensors with the lowest power consumption and smallest packages on the market.


Audi


ta conversio

National Semiconductor is now an analog company. Over the last several years, we have focused the management team and the employees of this company on the Standard Linear portion of the analog market. This focus fits well with our core competence, and the payoff is remarkable. We have made sure that our R&D investments are targeted at providing the highest level of value to our customers and, in turn, continue to provide value back to our shareholders in terms of increasing market share, increasing gross margins, maximizing our return on invested capital (ROIC) and increasing profits.

So, in the category of "a picture is worth a thousand words," enough said. You get the picture.

Thank you for your interest in National Semiconductor.

Sincerely,

Brian L.Halla
Chairman of the Board and CEO
National Semiconductor Corporation

Increasing gross margin


60%
50%
40%
30%
0%
FY02
FY03
FY04
FY05
FY06

Superior ROIC


25%
20%
15%
10%
5%
0%
(5%)
FY02
FY03
FY04
FY05
FY06

Growing earnings per share


$2
$1
$0
($1)
FY02
FY03
FY04
FY05
FY06

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of May 28, 2006, the end of our 2006 fiscal year. Management conducted its evaluation of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit and finance personnel.

Based on our assessment, our management has concluded that our internal control over financial reporting was effective as of the end of our 2006 fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of this assessment with the audit committee of our board of directors.

Our independent registered public accounting firm, KPMG LLP, audited our management's assessment and independently assessed the effectiveness of our internal control over financial reporting. KPMG has issued an attestation report concurring with management's assessment, which is included as a separate Report of Independent Registered Public Accounting Firm.

Brian L. Halla
Chairman and
Chief Executive Officer

Lewis Chew
Senior Vice President, Finance
and Chief Financial Officer

Jamie E. Samath
Corporate Controller and
Chief Accounting Officer

Years ended
(in millions, except per share amounts and employee figures)

OPERATING RESULTS	**May 28, 2006**	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002
Net sales	**$ 2,158.1**	$ 1,913.1	$ 1,983.1	$ 1,672.5	$ 1,494.8
Cost of sales	**885.4**	892.3	970.8	946.8	941.4
Gross margin	**1,272.7**	1,020.8	1,012.3	725.7	553.4
Operating expenses	**607.2**	621.9	684.5	744.0	699.3
Operating income (loss)	**665.5**	398.9	327.8	(18.3)	(145.9)
Interest income, net	**31.8**	15.9	10.4	14.8	22.0
Other non-operating (expense) income, net	**(2.1)**	(4.9)	(4.5)	(19.8)	0.5
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**695.2**	409.9	333.7	(23.3)	(123.4)
Income tax expense (benefit)	**246.0**	(5.4)	49.0	10.0	(1.5)
Income (loss) before cumulative effect of a change in accounting principle	**$ 449.2**	$ 415.3	$ 284.7	$ (33.3)	$ (121.9)
Net income (loss)	**$ 449.2**	$ 415.3	$ 282.8	$ (33.3)	$ (121.9)
Earnings (loss) per share:					
Income (loss) before cumulative effect of a change in accounting principle:					
Basic	**$ 1.32**	$ 1.17	$ 0.79	$ (0.09)	$ (0.34)
Diluted	**$ 1.26**	$ 1.11	$ 0.73	$ (0.09)	$ (0.34)
Net income (loss):					
Basic	**$ 1.32**	$ 1.17	$ 0.78	$ (0.09)	$ (0.34)
Diluted	**$ 1.26**	$ 1.11	$ 0.73	$ (0.09)	$ (0.34)
Weighted-average common and potential common shares outstanding:					
Basic	**339.8**	353.9	361.0	363.6	355.0
Diluted	**357.0**	373.9	388.5	363.6	355.0
FINANCIAL POSITION AT YEAR-END					
Working capital	**$ 1,142.2**	$ 1,228.5	$ 784.5	$ 872.0	$ 804.3
Total assets	**$ 2,511.1**	$ 2,504.2	$ 2,280.4	$2,248.4	$ 2,290.7
Long-term debt	**$ 21.1**	$ 23.0	$ -	$ 19.9	$ 20.4
Total debt	**$ 21.1**	$ 23.0	$ 22.1	$ 22.2	$ 25.9
Shareholders' equity	**$ 1,926.1**	$ 2,054.1	$ 1,680.5	$1,706.0	$ 1,781.1
OTHER DATA					
Research and development	**$ 326.6**	$ 333.0	$ 357.1	$ 439.2	$ 441.9
Capital additions	**$ 163.3**	$ 96.6	$ 215.3	$ 154.9	$ 138.0
Number of employees (in thousands)	**8.5**	8.5	9.7	9.8	10.1

We paid cash dividends on our common stock of $34.2 million in fiscal 2006 and $14.1 million in fiscal 2005. We did not pay cash dividends on our common stock in fiscal 2004, 2003, or 2002.

This MD&A contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Annual Report, our 2006 Form 10-K and the business outlook section of this MD&A. These statements relate to, among other things, sales, gross margins, operating expenses, capital expenditures, R&D efforts and asset dispositions and are indicated by words or phrases such as "anticipate," "expect," "outlook," "foresee," "believe," "could," "intend," "will," and similar words or phrases. These statements involve risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. For a discussion of some of the factors that could cause actual results to differ materially from our forward-looking statements, see the discussion on Risk Factors that appears in Part I, Item 1A, Risk Factors, in our 2006 Form 10-K and other risks and uncertainties detailed in our reports and filings with the Securities and Exchange Commission. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so.

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Strategy and business

Our strategy is to be the premier analog company creating high-value analog devices and subsystems. We focus on our analog product capabilities, particularly in the standard linear categories. Our leading-edge products include power management circuits, display drivers, audio and operational amplifiers, communication interface products and data conversion solutions. Approximately 86 percent of our revenue in fiscal 2006 was generated from analog-based products. For more information on our business, see Part I, Item I, Business, in our 2006 Form 10-K.

Critical accounting policies and estimates

We believe the following critical accounting policies are those policies that have a significant effect on the determination of our financial position and results of operations. These policies also require us to make our most difficult and subjective judgments:

a) Revenue recognition We recognize revenue from the sale of semiconductor products upon shipment, provided we have persuasive evidence of an arrangement typically in the form of a purchase order, title and risk of loss have passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. We record a provision for estimated future returns at the time of shipment. Approximately 51 percent of our semiconductor product sales were made to distributors in fiscal 2006. We have agreements with our distributors that cover various programs, including pricing adjustments based on resale pricing and volume, price protection for inventory, scrap allowances and discounts for prompt payment. The prompt payment program was discontinued during fiscal 2006 for substantially all of our distributors, except in the Japanese region. The revenue we record for these distribution sales is net of estimated provisions for these programs. When determining this net distribution revenue, we must make significant judgments and estimates. Our estimates are based upon historical experience rates by geography and product family, inventory levels in the distribution channel, current economic trends, and other related factors. Actual distributor claims activity has been materially consistent with the provisions we have made based on our estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Our financial condition and operating results are dependent on our ability to make reliable estimates, and we believe that our estimates are reasonable. However, different judgments or estimates could result in variances that might be significant to reported operating results.

Service revenues are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement. These revenues are included in net sales and are not a material component of our total net sales.

Certain intellectual property income is classified as revenue if it meets specified criteria established by company policy that defines whether it is considered a source of income from our primary operations. These revenues are included in net sales and totaled $5.3 million in fiscal 2006 and $1.8 million in fiscal 2005. There were no intellectual property amounts classified as sales in fiscal 2004. All other intellectual property income that does not meet the specified criteria is not considered a source of income from primary operations and is therefore classified as a component of other operating income, net, in the consolidated statement of income. Intellectual property income is recognized when the license is delivered, the fee is fixed or determinable, collection of the fee is reasonably assured and remaining obligations are inconsequential or perfunctory to the other party.

b) Valuation of inventories Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. The total carrying value of our inventory is net of any reductions we have recorded to reflect the difference between cost and estimated market value of inventory that is determined to be obsolete or unmarketable based upon assumptions about future demand and market conditions. Reductions in carrying value are deemed to establish a new cost basis. Therefore, inventory is not written up if estimates of market value subsequently improve. We evaluate obsolescence by analyzing the inventory aging, order backlog and future customer demand on an individual product basis. If actual demand were to be substantially lower than what we have estimated, we may be required to write inventory down below the current carrying value. While our estimates require us to make significant judgments and assumptions about future events, we believe our relationships with our customers, combined with our understanding of the end-markets we serve, provide us with the ability to make reasonable estimates. The actual amount of obsolete or unmarketable inventory has been materially consistent with previously estimated write-downs we have recorded. We also evaluate the carrying value of inventory for lower-of-cost-or-market on an individual product basis, and these evaluations are intended to identify any difference between net realizable value and standard cost. Net realizable value is determined as the selling price of the product less the estimated cost of disposal. When necessary, we reduce the carrying value of inventory to net realizable value. If actual market conditions and resulting product sales were to be less favorable than what we have projected, additional inventory write-downs may be required.

c) Impairment of goodwill, intangible assets and other long-lived assets We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. Amortizable intangible assets subject to this evaluation include developed technology we have acquired, patents and technology licenses. We assess the impairment of goodwill annually in our fourth fiscal quarter and whenever events or changes in circumstances indicate that it is more likely than not that an impairment loss has been incurred. We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. Some of the factors we consider include:

- Significant decrease in the market value of an asset
- Significant changes in the extent or manner for which the asset is being used or in its physical condition
- Significant change, delay or departure in our business strategy related to the asset
- Significant negative changes in the business climate, industry or economic conditions
- Current period operating losses or negative cash flow combined with a history of similar losses or a forecast that indicates continuing losses associated with the use of an asset

Our impairment evaluation of long-lived assets includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. We determine fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in our current business model. Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the use of the asset. Different estimates could have a significant impact on the results of our evaluation. If, as a result of our analysis, we determine that our amortizable intangible assets or other long-lived assets have been impaired, we will recognize an impairment loss in the period in which the impairment is determined. Any such impairment charge could be significant and could have a material adverse effect on our financial position and results of operations.

Our impairment evaluation of goodwill is based on comparing the fair value to the carrying value of our reporting units with goodwill. The fair value of a reporting unit is measured at the business unit level using a discounted cash flow approach that incorporates our estimates of future revenues and costs for those business units. As of May 28, 2006 our reporting units with goodwill include our flat panel displays (formerly within displays); RF products (formerly within wireless); portable power (formerly within power management); non-audio amplifier and interface business units, which are operating segments within our Analog reportable segment, and our device connectivity business unit, which is included in "All Others." Our estimates are consistent with the plans and estimates that we are using to manage the underlying businesses. If we fail to deliver new products for these business units, if the products fail to gain expected market acceptance, or if market conditions for these business units fail to materialize as anticipated, our revenue and cost forecasts may not be achieved and we may incur charges for goodwill impairment, which could be significant and could have a material adverse effect on our net equity and results of operations.

d) Income taxes We determine deferred tax assets and liabilities based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate expected to be applied when the taxes are actually paid or recovered. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The valuation allowance has been established primarily against the reinvestment and investment tax allowances related to Malaysia because we have concluded that a significant portion of the deferred tax asset will not be realized owing to the uncertainty of sufficient taxable income in Malaysia beyond the foreseeable future. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider past performance, expected future taxable income and prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. Our forecast of expected future taxable income is based on historical taxable income and projections of future taxable income over the periods that the deferred tax assets are deductible. Changes in market conditions that differ materially from our current expectations and changes in future tax laws in the U.S. and international jurisdictions may cause us to change our judgments of future taxable income. These changes, if any, may require us to adjust our existing tax valuation allowance higher or lower than the amount we currently have recorded; such adjustment could have a material impact on the tax expense for the fiscal year.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations.

Overview

Throughout fiscal 2006, we continued to focus on addressing analog product areas, particularly in the analog standard linear categories. The World Semiconductor Trade Statistics (WSTS) define "standard linear" as amplifiers, data converters, regulators and references (power management products), and interface. As a part of our business focus, we periodically identify opportunities to improve our cost structure or to divest or reduce involvement in product areas that are not in line with our business objectives. In June 2005, we completed the sale of our cordless business unit in Europe to HgCapital. In July 2005, we announced a planned closure of our assembly and test plant in Singapore in a phased shutdown with the plant's volume to be consolidated into our other assembly and test facilities in Malaysia and China. The closure activities occurred throughout fiscal 2006 and are targeted to be completed by the end of our first quarter of fiscal 2007. In November 2005, we took steps to reduce indirect manufacturing costs at our Texas plant. This included a change in the plant's organizational structure and a reduction of its workforce.

Our sales and gross margin percentage in fiscal 2006 were both higher than they were in the preceding fiscal year. The improvement in gross margin reflects growth in our higher margin analog products, as well as higher factory utilization associated with increased volume. We continued our focus on improving our gross margin relative to sales with our research and development investments aimed primarily at high-value growth areas in analog standard linear markets.

In reviewing our performance we consider several key financial measures. When reviewing our net sales performance, we look at sales growth rates, new order rates (including turns orders, which are orders received with delivery requested in the same quarter), blended-average selling prices, sales of new products and market share in the analog standard linear category as defined by WSTS. We generally define new products as those introduced within the last three years. We gauge our operating income performance based on gross margin trends, product mix, blended-average selling prices, factory utilization rates and operating expenses relative to sales. We are focused on generating a consistently high return on invested capital by concentrating on operating income, working capital management, capital expenditures and cash management. We determine return on invested capital based on net operating income after tax divided by invested capital, which generally consists of total assets reduced by goodwill and non-interest bearing liabilities.

We continued our stock repurchase activity in fiscal 2006 under three programs: (i) the $400 million stock repurchase program announced in March 2005 (of which we used $96.0 million to repurchase 4.9 million shares of common stock in fiscal 2005), (ii) the $400 million stock repurchase program announced in September 2005, and (iii) the $400 million stock repurchase program announced in December 2005. Under these programs we repurchased a total of 37.2 million shares of our common stock for $950.7 million during fiscal 2006. All of these shares were purchased in the open market. The stock repurchase activity is one element of our overall program to deliver a consistently high return on invested capital, which we believe improves shareholder value over time. As of May 28, 2006, we had $153.3 million remaining for future common stock repurchases under the program announced in December 2005. On June 8, 2006, we announced that our Board of Directors had approved an additional $500 million stock repurchase program similar to our prior stock repurchase programs.

We also continued our dividend program in fiscal 2006, as we paid a total of $34.2 million in cash dividends during the fiscal year. In June 2006, the Board of Directors declared a cash dividend of $0.03 per outstanding share of common stock, which was paid on July 10, 2006 to shareholders of record at the close of business on June 19, 2006.

The following table and discussion provide an overview of our operating results for fiscal years 2006, 2005 and 2004:

Years ended: (in millions)	**May 28, 2006**	% Change	May 29, 2005	% Change	May 30, 2004
Net sales	**$ 2,158.1**	12.8%	$ 1,913.1	(3.5%)	$ 1,983.1
Operating income	**$ 665.5**		$ 398.9		$ 327.8
As a % of net sales	**30.8%**		20.9%		16.5%
Net income	**$ 449.2**		$ 415.3		$ 282.8
As a % of net sales	**20.8%**		21.7%		14.3%

Net income for fiscal 2006 includes a net charge of $33.7 million for severance and restructuring expenses arising from cost reduction actions taken during the year (See Note 3 to the Consolidated Financial Statements), goodwill impairment losses of $7.6 million, gain from sale of businesses of $28.9 million (See Note 3 to the Consolidated Financial Statements), net intellectual property income of $4.1 million, an impairment loss on an intangible asset (other than goodwill) of $1.8 million and other operating income of $3.4 million. All of these charges and credits are pre-tax amounts. Fiscal 2006 net income also includes $24.5 million of tax expense related to the repatriation of accumulated foreign earnings under provisions of the American Jobs Creation Act of 2004.

Net income for fiscal 2005 included a goodwill impairment loss of $86.1 million, a net charge of $23.9 million for severance and restructuring expense related to cost reduction actions (See Note 3 to the Consolidated Financial Statements), gain from the sale of businesses of $59.9 million (See Note 3 to the Consolidated Financial Statements), a net credit of $7.1 million related to litigation settlements, a refund of $7.4 million from the California Manufacturer's Investment Credit, net intellectual property income of $5.2 million and other operating expenses of $1.7 million. All of these charges and credits are pre-tax amounts. Fiscal 2005 net income also reflected a net tax benefit of $5.4 million, which consisted of income tax expense of $160.8 million offset by a benefit from the change in the beginning of the year valuation allowance of $166.2 million.

Net income for fiscal 2004 included a net charge of $19.6 million for severance and restructuring expenses related to cost reduction actions (See Note 3 to the Consolidated Financial Statements), a litigation charge of $30.0 million, net intellectual property income of $11.1 million and settlement of certain patent infringement claims for $3.1 million. All of these charges and credits are pre-tax amounts. Fiscal 2004 net income also included a $1.9 million charge (including a tax effect of $0.2 million) for the cumulative effect of a change in accounting principle as a result of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" (See Note 6 to the Consolidated Financial Statements).

Net sales

Years ended: (in millions)	**May 28, 2006**	% Change	May 29, 2005	% Change	May 30, 2004
Analog segment	**$ 1,845.2**	10.7%	$ 1,666.3	(0.7%)	$ 1,677.5
As a % of net sales	**85.5%**		87.1%		84.6%
All others	**312.9**	26.8%	246.8	(19.2%)	305.6
As a % of net sales	**14.5%**		12.9%		15.4%
Total net sales	**$ 2,158.1**		$ 1,913.1		$ 1,983.1
	100%		100%		100%

The chart above and the following discussion are based on our reportable segments described in Note 13 to the Consolidated Financial Statements.

In fiscal 2006, the Analog segment represented 86 percent of our total sales compared to 87 percent in fiscal 2005. The shift in percentage was due solely to our disposition of the cordless business which had been a business unit included within our Analog segment in fiscal 2005 and 2004. In fiscal 2006, we provided foundry materials to the new owners of this business and those sales are included in the "all others" category. Analog segment sales growth in fiscal 2006 was driven by stronger customer demand levels, especially in wireless handset and portable consumer markets. We also increased our market share in the analog standard linear area during fiscal 2006. Analog unit shipments were up 11 percent in fiscal 2006 over fiscal 2005. While blended-average selling prices for the whole company were flat in fiscal 2006 compared to fiscal 2005, blended-average selling prices in our analog standard linear product portfolio were up by 5 percent. Although our analog products generally have lower blended-average selling prices than our non-analog products, they also have higher margins.

Within the Analog segment, products sold by the power management, data conversion, amplifier (including audio amplifier products) and interface business units were the underlying drivers of the growth in sales for fiscal 2006 with increases of 20 percent, 19 percent, 18 percent and 20 percent, respectively.

For the "all others" category, the increase in sales for fiscal 2006 over fiscal 2005 is primarily due to the foundry sales related to the cordless business that was divested in June 2005. There were no such foundry sales related to the cordless business in fiscal 2005.

For fiscal 2006, sales increased in all geographic regions compared to fiscal 2005. The increases were 17 percent in the Asia Pacific region, 13 percent in both the Americas and Japan, and 2 percent in Europe. Sales in fiscal 2006 as a percentage of total sales increased to 49 percent in the Asia Pacific region, while remaining flat at 20 percent in the Americas and 13 percent in Japan, and decreasing to 18 percent in Europe. Foreign currency-denominated sales in fiscal 2006 were unfavorably affected by foreign currency exchange rate fluctuations as the pound sterling, euro and Japanese yen all weakened over the fiscal year against the dollar. However, the impact was minimal since less than a quarter of our total sales were denominated in a foreign currency.

Analog segment sales were lower in fiscal 2005 compared to fiscal 2004 because efforts by distributors and customers to reduce inventories combined with lower than expected demand patterns as we exited our summer quarter caused sales in the second half of fiscal 2005 to decline significantly compared to sales in the second half of fiscal 2004. Our analog unit shipments were down 9 percent in fiscal 2005 from fiscal 2004, but blended-average analog selling prices were up by 9 percent in fiscal 2005 over fiscal 2004, reflecting both a mix of higher value products as well as some actual price increases.

Within the Analog segment, sales from the power management area grew 9 percent in fiscal 2005 over fiscal 2004. This was driven mainly by increased activity in wireless handsets. Sales from both the audio amplifier and data conversion business units increased by 1 percent in fiscal 2005 over fiscal 2004. However, sales from the application-specific wireless (including radio frequency building blocks) and non-audio amplifier business units declined in fiscal 2005 by 11 percent and 7 percent, respectively, from fiscal 2004. The decrease in radio frequency chip sales was due to a trend in cellular handsets in which the radio function migrated from discrete building-block solutions to more highly-integrated chips. Phones that utilize integrated radios typically do not need discrete PLL building block chips, such as those sold by us.

For fiscal 2005, sales decreased in all geographic regions compared to fiscal 2004. The decreases were 10 percent in the Americas and 3 percent in the Asia Pacific region while both Europe and Japan each decreased 1 percent. Sales in fiscal 2005 as a percentage of total sales remained flat at 20 percent in Europe and 13 percent in Japan, while the Asia Pacific region increased to 47 percent and the Americas decreased to 20 percent. Foreign currency-denominated sales in fiscal 2005 were favorably affected by foreign currency exchange rate fluctuations as the Japanese yen, pound sterling and euro all strengthened against the dollar. However, the impact was minimal since less than a quarter of our total sales was denominated in a foreign currency.

Gross margin

Years ended: (in millions)	**May 28, 2006**	% Change	May 29, 2005	% Change	May 30, 2004
Net sales	**$ 2,158.1**	12.8%	$ 1,913.1	(3.5%)	$ 1,983.1
Cost of sales	**885.4**	(0.8%)	892.3	(8.1%)	970.8
Gross margin	**$ 1,272.7**		$ 1,020.8		$ 1,012.3
As a % of net sales	**59.0%**		53.4%		51.0%

The increase in the gross margin percentage in fiscal 2006 compared to fiscal 2005 was driven by improved product mix of higher-margin analog standard linear products. Our product mix improved through our active efforts to increase the portion of our business that comes from high value, higher performance analog products, which are more proprietary in nature and can generate higher margins than products that are less proprietary or are multi-sourced. Higher factory utilization, coupled with manufacturing efficiencies, also contributed to the gross margin improvement during fiscal 2006. Wafer fabrication capacity utilization (based on wafer starts) was 83 percent in fiscal 2006 compared to 72 percent in fiscal 2005.

The increase in gross margin percentage in fiscal 2005 compared to fiscal 2004 was mainly driven by improvements in product mix and blended-average selling prices. Our wafer-fabrication capacity utilization was actually down year over year at 72 percent in fiscal 2005 compared to 93 percent in fiscal 2004. Because of this lower utilization, we implemented mandatory factory shutdowns and initiated an action in January 2005 to eliminate 421 manufacturing personnel positions. Since our analog products generally have higher margins than non-analog products, the growth in Analog segment sales to 87 percent of total net sales in fiscal 2005 from 85 percent of total net sales in fiscal 2004 had a positive impact on gross margin, despite the lower factory utilization.

Research and development

Years ended: (in millions)	**May 28, 2006**	% Change	May 29, 2005	% Change	May 30, 2004
Research and development	**$326.6**	(1.9%)	$333.0	(6.7%)	$ 357.1
As a % of net sales	**15.1%**		17.4%		18.0%

Lower research and development expenses in fiscal 2006 compared to fiscal 2005 largely reflect cost savings from the businesses we divested. At the same time, we are continuing to concentrate our ongoing research and development spending on analog products and underlying analog capabilities. Although research and development spending is down as a whole and as a percentage of sales, research and development spending on our key focus areas in the Analog segment increased approximately 15 percent as we continue to invest in the development of new analog products for wireless handsets, displays, other portable devices, as well as applications for the broader markets requiring analog technology. A significant portion of our research and development is directed at power management technology.

Lower research and development expenses in fiscal 2005 compared to fiscal 2004 reflected a full-year of cost savings from our sale and exit of the information appliance business in August 2003 and the completion in fiscal 2004 of other actions aimed at reducing our research and development expenses as a percentage of sales. R&D expenses for fiscal 2005 also reflected reductions due to the sale of the imaging and PC Super I/O businesses that occurred during the fiscal year. Total company spending in fiscal 2005 compared to fiscal 2004 was down 6 percent for new product development and 8 percent for process and support technology. Although research and development spending for the year was down as a whole and as a percentage of sales, research and development spending on our key focus areas in the Analog segment increased approximately 10 percent.

Selling, general and administrative

Years ended: (in millions)	**May 28, 2006**	% Change	May 29, 2005	% Change	May 30, 2004
Selling, general and administrative	**$ 273.9**	6.7%	$ 256.8	(10.1%)	$ 285.8
As a % of net sales	**12.7%**		13.4%		14.4%

The dollar increase in selling, general and administrative expenses for fiscal 2006 compared to fiscal 2005 is due primarily to higher personnel costs in fiscal 2006, mainly attributable to increased compensation and benefits. As a percentage of sales, however, our SG&A expenses were actually down slightly as we continue to manage our cost structure in line with our overall business model objectives.

The reductions in selling, general and administrative expenses for fiscal 2005 compared to fiscal 2004 reflected our specific efforts to manage our cost structure more efficiently. In addition, we implemented discretionary cost control programs during fiscal 2005 in response to the industry-wide sales declines we saw in the early part of the fiscal year that resulted from excess inventories in the supply chain. Although to a much lesser extent than R&D expenses, SG&A expenses for fiscal 2005 also reflected some reductions due to the sale of the imaging and PC Super I/O businesses that occurred during the fiscal year. The SG&A expenses in fiscal 2005 were down from fiscal 2004 not only in actual dollars, but also as a percent of sales.

Severance and restructuring expenses related to cost reduction programs

Our fiscal 2006 results include a net charge of $33.7 million for severance and restructuring expenses arising from cost reduction actions taken during the year. These actions include the phased closure of our assembly and test plant in Singapore, steps to reduce indirect manufacturing costs at our Texas plant and additional cost reduction actions primarily related to the reorganization of our product lines into two groups (Analog Signal Path Group and Power Management Group) originally announced at the end of fiscal 2005. See Note 3 to the Consolidated Financial Statements for a more complete discussion of these actions and related charges, as well as a discussion of fiscal 2006 activity related to previously announced actions.

Our fiscal 2005 results included a net charge of $23.9 million for severance and restructuring expenses related to several actions taken during fiscal 2005. These actions included workforce reductions connected with the divestiture of the imaging business, the streamlining of manufacturing to address the lower utilization of manufacturing facilities experienced during the fiscal year and the reorganization of our product lines into two groups effective at the beginning of fiscal 2006. See Note 3 to the Consolidated Financial Statements for a more complete discussion of these actions and related charges.

During fiscal 2004, we substantially completed all cost reduction actions related to our strategic profit-improvement actions initially launched in February 2003. These actions included the exit and sale of the information appliance business, and other actions aimed at improving profitability and return on invested capital. The net charge in fiscal 2004 for severance and restructuring expenses was $19.6 million. See Note 3 to the Consolidated Financial Statements for a more complete discussion of these actions and related charges.

Gain from sale of businesses

As part of our actions to reposition toward a higher-value portfolio, we have divested businesses that do not align with our business model. Our fiscal 2006 results include a gain of $0.6 million upon the completion in April 2006 of the sale of a small business unit that was developing high definition products (HDP) and a gain of $24.3 million from the sale completed in June 2005 of our cordless business unit. In connection with the sale of the cordless business unit, we also recorded an additional gain of $4.0 million, which represented contingent consideration earned when the buyer achieved certain revenue milestones set forth in the agreement. See Note 3 to the Consolidated Financial Statements for a more complete discussion of these transactions.

Our fiscal 2005 results included a gain of $8.8 million upon completion of the sale of certain intellectual property, inventory and equipment of our imaging business in September 2004 and a gain of $51.1 million upon close of the sale in May 2005 of our PC Super I/O business. See Note 3 to the Consolidated Financial Statements for a more complete discussion of these transactions.

Goodwill impairment loss

Our fiscal 2006 results include a $5.2 million impairment loss for goodwill in our HDP reporting unit, which arose in connection with our decision to sell that business. We also recorded an additional $2.4 million impairment loss for goodwill in our CRT reporting unit, which arose in connection with our annual evaluation of goodwill in our fiscal fourth quarter. The fair values of the HDP and CRT reporting units were determined using a discounted cash flow approach that incorporated our estimates of future sales and costs for the business units.

Our fiscal 2005 results include an $86.1 million impairment loss for goodwill in our wireless reporting unit, which arose in connection with our annual evaluation of goodwill. The fair value of the wireless reporting unit was determined using a discounted cash flow approach that incorporated our estimates of future sales and costs for the business unit.

Interest income and interest expense

Years ended: (in millions)	**May 28, 2006**	May 29, 2005	May 30, 2004
Interest income	**$ 33.7**	$ 17.4	$ 11.6
Interest expense	**(1.9)**	(1.5)	(1.2)
Interest income, net	**$ 31.8**	$ 15.9	$ 10.4

The increase in interest income, net, for fiscal 2006 over fiscal 2005 and for fiscal 2005 over fiscal 2004 was due to higher-average cash balances and higher interest rates in each year. Interest expense in fiscal 2006 and fiscal 2005 also includes the accretion of interest associated with software license obligations.

Other non-operating expense, net

Years ended: (in millions)	**May 28, 2006**	May 29, 2005	May 30, 2004
Gain on investments	**$ 8.3**	$ 1.3	$ 9.4
Share in net losses of equity-method investments	**(0.7)**	(5.7)	(14.1)
Charitable contribution	**(9.7)**	-	-
Other	**-**	(0.5)	0.2
Total other non-operating expense, net	**$ (2.1)**	$ (4.9)	$ (4.5)

The components of other non-operating expense, net include activities related to our investments. The gain on investments in fiscal 2006 reflects the sale of shares in available-for-sale securities and a non-publicly traded company, as well as the change in unrealized holdings gains from trading securities, offset by an impairment loss on a non-marketable investment. The share of net losses in equity-method investments has declined in both fiscal 2006 and 2005 because we carried lower balances for these types of investments. The gain on investments in fiscal 2005 relates to the sale of shares in a non-publicly traded company. Net gain on investments for fiscal 2004 was primarily from the sale of shares in two non-publicly traded companies upon their acquisitions by third parties. Other non-operating expenses included a litigation settlement in fiscal 2005 and the write down to net realizable value of a note receivable.

Income tax expense

Years ended: (in millions)	**May 28, 2006**	May 29, 2005	May 30, 2004
Income tax expense	**$ 246.0**	$ (5.4)	$ 49.0
Effective tax rate	**35.4%**	(1.3)%	14.7%

We recorded income tax expense of $246.0 million in fiscal 2006. This compares to an income tax benefit of $5.4 million in fiscal 2005 and income tax expense of $49.0 million in fiscal 2004. In addition to having higher income before tax in fiscal 2006 than we had in fiscal 2005, resulting in higher taxes, the fiscal 2006 income tax expense includes an additional $24.5 million of tax expense related to the repatriation of accumulated foreign earnings under provisions of the American Jobs Creation Act of 2004.

While income before income tax was higher in fiscal 2005 than it was in fiscal 2004, we received an income tax benefit primarily because of the recognition of additional tax benefits that had not been previously recognized. The fiscal 2005 income tax benefit included tax expense of $160.8 million, which consisted of both U.S. and non-U.S. income taxes, offset by a benefit from the change in the beginning of the year valuation allowance of $166.2 million.

Fiscal 2004 tax expense consisted primarily of U.S. income tax, net of benefits related to prior period net operating losses and tax credits, and non-U.S. income taxes.

Our ability to realize the net deferred tax assets ($260.4 million at May 28, 2006) is primarily dependent on our ability to generate future U.S. taxable income. We believe it is more likely than not that we will generate sufficient taxable income to utilize these tax assets. Because our ability to utilize these tax assets is dependent on future results, it is possible that we will be unable to ultimately realize some portion or all of the benefits of recognized tax assets. This could result in additions to the deferred tax asset valuation allowance and an increase to tax expense.

Foreign operations

Our foreign operations include manufacturing facilities in the Asia Pacific region and Europe and sales offices throughout the Asia Pacific region, Europe and Japan. A portion of the transactions at these facilities is denominated in local currency, which exposes us to risk from exchange rate fluctuations. Our exposure from expenses at foreign manufacturing facilities during fiscal 2006 was concentrated in U.K. pound sterling, Singapore dollar, Malaysian ringgit and Chinese RMB. Where practical, we hedge net non-U.S. dollar denominated asset and liability positions using forward exchange and purchased option contracts. Our exposure from foreign currency denominated revenue is limited to the Japanese yen, pound sterling and the euro. We hedge up to 100 percent of the notional value of outstanding customer orders denominated in foreign currency, using forward exchange contracts and over-the-counter foreign currency options. A portion of anticipated foreign sales commitments is at times hedged using purchased option contracts that have an original maturity of one year or less.

At some of our international locations, we maintain defined benefit pension plans that operate in accordance with local statutes and practices. As required by the pension accounting standards, we record an adjustment for minimum pension liability to adjust the liability related to one of these plans to equal the amount of the unfunded accumulated benefit obligation. For fiscal 2006, the adjustment was $22.1 million and a corresponding amount, net of a $6.7 million tax effect, is reflected in the Consolidated Financial Statements as a component of accumulated other comprehensive loss.

Financial market risks

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.

Due to the short-term nature of the major portion of our cash portfolio, a series of severe cuts in interest rates does have a significant impact on the amount of interest income we earn from our cash portfolio. An increase in interest rates benefits us due to our large net cash position. An increase in interest rates would not necessarily immediately increase interest expense due to the fixed rates of our existing debt obligations.

A substantial majority of our revenue and capital spending is transacted in U.S. dollars. However, we do enter into transactions in other currencies, primarily the Japanese yen, pound sterling, euro and certain other Asian currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established programs to hedge our exposure to these changes in foreign currency exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. An adverse change (defined as 15 percent in all currencies) in exchange rates would result in a decline in income before taxes of less than $5 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, these changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices. All of these potential changes are based on sensitivity analyses performed on our balances as of May 28, 2006.

Liquidity and capital resources

Years ended: (in millions)	**May 28, 2006**	May 29, 2005	May 30, 2004
Net cash provided by operating activities	**$ 795.8**	$ 527.9	$ 475.3
Net cash used by investing activities	**(36.0)**	(69.3)	(249.8)
Net cash used by financing activities	**(694.7)**	(234.4)	(384.8)
	$ 65.1	$ 224.2	$ (159.3)

The primary factors contributing to the changes in cash and cash equivalents in fiscal 2006, 2005 and 2004 are described below:

The improvement in net income has been the primary contributor to the increase in cash generated from operating activities in fiscal years 2006 and 2005. In fiscal 2006, cash from operating activities was generated primarily from net income, adjusted for non-cash items (primarily depreciation and amortization and the tax benefit associated with stock options) combined with a positive impact that came from changes in working capital components. We also generated cash from operating activities in fiscal years 2005 and 2004 when the positive impact from net income, adjusted for non-cash items (primarily depreciation and amortization), was greater than the negative impact from changes in working capital components.

The major use of cash for investing activities during fiscal 2006 was for investment in property, plant and equipment of $163.3 million, primarily for the purchase of machinery and equipment, which was partially offset by the proceeds of $71.0 million from the sale of our cordless and high definition products businesses, $46.9 million from the sale and maturity of available-for-sale securities and $11.6 million from the sales of investments. Major uses of cash for investing activities during fiscal 2005 included investment in property, plant and equipment of $96.6 million, primarily for the purchase of machinery and equipment, purchases of available for sale securities of $16.8 million, and payments for security deposits on leased equipment of $21.8 million. These were partially offset by proceeds of $71.5 million from the sale of assets associated with the imaging and PC Super I/O businesses. Major uses of cash for investing activities during fiscal 2004 included investment in property, plant and equipment of $215.3 million, primarily for the purchase of machinery and equipment, net purchases of available-for-sale securities of $27.7 million and payments for security deposits on leased equipment of $20.1 million.

The primary use of cash from our financing activities in fiscal 2006 was for the repurchase of 37.2 million shares of our common stock for $950.7 million. All of these shares were repurchased in the open market. We also used cash to pay $34.2 million in cash dividends and $13.1 million on software license obligations. These amounts were partially offset by proceeds of $303.3 million from the issuance of common stock under employee benefit plans. The primary use of cash from our financing activities in fiscal 2005 was for the repurchase of 18.8 million shares of our common stock for $323.5 million. Of these shares, 17.6 million shares were repurchased in the open market for $298.5 million and the remaining 1.2 million shares were repurchased through privately negotiated transactions with a major financial institution. We also used cash in fiscal 2005 to make payments of $15.2 million on software license obligations and $14.1 million for cash dividends. These amounts were partially offset by proceeds of $118.4 million from the issuance of common stock under employee benefit plans. The primary use of cash from our financing activities in fiscal 2004 came from our repurchase of a total of 32.4 million shares of our common stock for $542.5 million, net advances of $29.4 million to acquire our common stock and payments of $22.7 million on software license obligations. A portion (15.7 million shares) of the stock repurchase was transacted directly with a major financial institution and the remainder in the open market. These uses of cash were partially offset by proceeds of $211.9 million from the issuance of common stock under employee benefit plans.

On June 8, 2006, our Board of Directors declared a cash dividend of $0.03 per outstanding share of common stock to be paid on July 10, 2006 to shareholders of record at the close of business on June 19, 2006. At the same time, we also announced that our Board of Directors approved a new $500 million stock repurchase program similar to the previous programs approved in fiscal 2005 and 2004. The stock repurchase program is consistent with our current business model which focuses on higher-value analog products and, therefore, is less capital intensive than it has been historically. As of May 28, 2006, we had $153.3 million remaining for future common stock repurchases under the program announced in December 2005. We also made a $20.0 million contribution to one of our international defined benefit pension plans in March 2006 and we plan to continue to fund the plan in the future to adequately meet the minimum funding requirements under local statutes.

We foresee continuing cash outlays for plant and equipment in fiscal 2007, with our primary focus on analog capabilities at our existing sites. As a result, our fiscal 2007 capital expenditures are expected to be similar to the fiscal 2006 amount. However, we will continue to manage the level of capital expenditures relative to sales levels, capacity utilization and industry business conditions. We expect that existing cash and investment balances, together with existing lines of credit and cash generated by operations, will be sufficient to finance the capital investments currently planned for fiscal 2007, as well as the declared dividend, the stock repurchase program and the pension contribution.

Our cash and investment balances are dependent in part on continued collection of customer receivables and the ability to sell inventories. Although we have not experienced major problems with our customer receivables, significant declines in overall economic conditions could lead to deterioration in the quality of customer receivables. In addition, major declines in financial markets would most likely cause reductions in our cash equivalents and marketable investments.

The following table provides a summary of the effect on liquidity and cash flows from our contractual obligations as of May 28, 2006:

	Payments due by period:				
(in millions)	Total	Less than 1 Year	1 – 3 Years	3 -5 Years	More than 5 Years
Debt obligations	$ 21.1	$ -	$ 20.9	$ -	$ 0.2
Operating lease obligations:					
Non-cancelable operating leases	52.7	27.0	19.9	4.9	0.9
Purchase Obligations:					
CAD software licensing agreements	29.6	9.9	19.7	-	-
Utility contract	19.5	6.5	13.0	-	-
Other	6.2	3.8	2.4	-	-
Total	$ 129.1	$ 47.2	$ 75.9	$ 4.9	$ 1.1
Commercial Commitments:					
Standby letters of credit under bank multicurrency agreement	$ 7.6	$ 5.6	$ 2.0	$ -	$ -

In addition, as of May 28, 2006, capital purchase commitments were $52.8 million.

We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in trading activities involving non-exchange traded contracts. As a result, we do not believe we are materially exposed to financing, liquidity, market or credit risks that could arise if we had engaged in these relationships.

Recently issued accounting pronouncements

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs, an amendment of ARB 43, Chapter 4," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." This Statement is the result of a broader effort by the FASB working with the International Accounting Standards Board to reduce differences between U.S. and international accounting standards. SFAS No. 151 eliminates the "so abnormal" criterion in ARB No. 43 and companies will no longer be permitted to capitalize inventory costs on their balance sheets when the production defect rate varies significantly from the expected rate. It also makes clear that fixed overhead should be allocated based on "normal capacity." The provisions of this Statement are effective for inventory costs incurred beginning in our fiscal year 2007. We do not expect the adoption of this statement effective at the beginning of our fiscal 2007 first quarter to have any impact on our Consolidated Financial Statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment." This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS No. 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. We expect the adoption of this Statement effective at the beginning of our fiscal 2007 first quarter will materially increase expenses included in our reported results of operations for fiscal 2007 and thereafter.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. This statement replaces APB No. 20 and SFAS No. 3, although it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity and the correction of errors. SFAS No. 154 is effective for accounting changes and error corrections made in our fiscal year 2007. We do not expect the adoption of this statement effective at the beginning of our fiscal 2007 first quarter to have any impact on our Consolidated Financial Statements.

In February 2006, the Financial Accounting Standards Board issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement is aimed at improving the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. We are currently analyzing this Statement and have not yet determined its impact on our Consolidated Financial Statements. This Statement is effective for all financial instruments acquired or issued after the beginning of our fiscal 2008.

In June 2006, the Financial Accounting Standards Board reached a consensus on Emerging Issues Task Force Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). The EITF applies to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Board concluded that the presentation of taxes within the scope of the EITF on either a gross or a net basis is an accounting policy decision to be disclosed pursuant to ABP Opinion No. 22. The requirements of this EITF will apply to our fiscal 2007 annual financial report. We do not expect the EITF to have a significant impact on our Consolidated Financial Statements since it only requires the presentation of additional disclosures.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The Interpretation is effective beginning in our first quarter of fiscal 2008. We are currently analyzing the requirements of this Interpretation and have not yet determined its impact on our Consolidated Financial Statements.

Outlook

Compared to fiscal 2005, we experienced stronger market conditions throughout fiscal 2006. New orders in the fourth quarter were slightly higher than the third quarter of fiscal 2006, driven by a combination of seasonally higher orders for products that serve wireless handsets and other portable electronics, as well as increased orders from our distributors, which tend to serve the broader markets. Distribution resale activity in all regions was up in our fiscal 2006 fourth quarter compared to the preceding third quarter while distributor weeks of inventory declined in all regions except Europe with the largest reduction in the Asia Pacific region.

Our opening 13-week backlog entering the first quarter of fiscal 2007 was below what it was when we began the fourth quarter of fiscal 2006, but this is not unusual as we head into the summer. Historically, we have seen order patterns during our first quarter to be generally lower than in the preceding fourth quarter because manufacturing activity at some of our customers is typically lower over the summer season, particularly in the European region. We also expect the foundry sales for our divested businesses to decline sequentially in the first quarter by more than $10 million. Considering all factors, including those discussed above and our historical seasonality patterns, we provided guidance for net sales in the first quarter of fiscal 2007 to be down 2 to 3 percent sequentially from the level achieved in our recently completed fiscal 2006 fourth quarter. However, if backlog orders are cancelled or if the currently anticipated level of turns orders is less than expected, we may not be able to achieve this level of sales. We expect our gross margin percentage to be similar to the percentage achieved in the fiscal 2006 fourth quarter based on the expected sales level and including the estimated impact of compensation expense from the adoption of SFAS No. 123(R) discussed below. We expect wafer fabrication capacity utilization to continue to run at levels similar to what we saw in the fourth quarter. However, if there is a decline in factory utilization or changes in the expected sales level or product mix, our gross margin percentage could be negatively impacted.

In July 2005, we announced a plan to close our assembly and test facility in Singapore and consolidate its equipment and ongoing production volume into our assembly and test facilities in Malaysia and China. The closure activities occurred throughout fiscal 2006 and are targeted to be completed in our first quarter of fiscal 2007. Although we expect some future reduction in our manufacturing costs once the closure is completed, manufacturing costs during the interim may be unfavorably affected by the discrete costs of the transfer activity.

Commencing in our first quarter of fiscal 2007, we will begin to record compensation expense related to stock-based plans upon the adoption of SFAS No. 123(R), "Share-Based Payment." Until now, we have accounted for stock-based awards (such as stock option and employee stock purchase plans) using the intrinsic method under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore, we generally have not recognized any compensation expense for these awards in our Consolidated Financial Statements. The adoption of SFAS No. 123(R) will materially increase our operating expenses due to the amortization of the fair value of the outstanding unvested share-based awards over their vesting period. The financial impact in future periods will depend on the level of share-based awards granted in the future. We currently estimate that the fiscal 2007 first quarter compensation expense related to share-based awards will range from $26 to $27 million on a pre-tax basis.

(in millions, except share amounts)

	May 28, 2006	May 29, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 932.2	$ 867.1
Short-term marketable investments	110.3	155.1
Receivables, less allowances of $38.8 in 2006 and $26.7 in 2005	208.6	123.9
Inventories	189.4	170.2
Deferred tax assets	74.7	126.9
Other current assets	25.3	70.3
Total current assets	1,540.5	1,513.5
Property, plant and equipment, net	627.7	605.1
Goodwill	57.3	87.2
Deferred tax assets, net	185.7	192.2
Other assets	99.9	106.2
Total assets	$ 2,511.1	$ 2,504.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 108.8	$ 64.7
Accrued expenses	191.0	143.6
Income taxes payable	98.5	76.7
Total current liabilities	398.3	285.0
Long-term debt	21.1	23.0
Other non-current liabilities	165.6	142.1
Total liabilities	$ 585.0	$ 450.1
Commitments and contingencies		
Shareholders' equity:		
Preferred stock of $0.50 par value. Authorized 1,000,000 shares.	$ -	$ -
Common stock of $0.50 par value. Authorized 850,000,000 shares.		
Issued and outstanding 335,680,499 in 2006 and 347,952,971 in 2005	167.8	174.0
Additional paid-in capital	504.2	1,024.5
Retained earnings	1,376.2	961.2
Unearned compensation	(8.6)	(7.4)
Accumulated other comprehensive loss	(113.5)	(98.2)
Total shareholders' equity	1,926.1	2,054.1
Total liabilities and shareholders' equity	$ 2,511.1	$ 2,504.2

See accompanying Notes to Consolidated Financial Statements

Years ended

(in millions, except share amounts)

	May 28, 2006	May 29, 2005	May 30, 2004
Net sales	**$ 2,158.1**	$ 1,913.1	$ 1,983.1
Cost of sales	**885.4**	892.3	970.8
Gross margin	**1,272.7**	1,020.8	1,012.3
Research and development	**326.6**	333.0	357.1
Selling, general and administrative	**273.9**	256.8	285.8
Goodwill impairment loss	**7.6**	86.1	-
Gain from sale of businesses	**(28.9)**	(59.9)	-
Severance and restructuring expenses	**33.7**	23.9	19.6
Other operating (income) expense, net	**(5.7)**	(18.0)	22.0
Operating expenses	**607.2**	621.9	684.5
Operating income	**665.5**	398.9	327.8
Interest income, net	**31.8**	15.9	10.4
Other non-operating expense, net	**(2.1)**	(4.9)	(4.5)
Income before income taxes and cumulative effect of a change in accounting principle	**695.2**	409.9	333.7
Income tax expense (benefit)	**246.0**	(5.4)	49.0
Income before cumulative effect of a change in accounting principle	**449.2**	415.3	284.7
Cumulative effect of a change in accounting principle including tax effect of $0.2	**-**	-	(1.9)
Net income	**$ 449.2**	$ 415.3	$ 282.8
Earnings per share:			
Income before cumulative effect of a change in accounting principle:			
Basic	**$ 1.32**	$ 1.17	$ 0.79
Diluted	**$ 1.26**	$ 1.11	$ 0.73
Cumulative effect of a change in accounting principle including tax effect of $0.2:			
Basic	**$ -**	$ -	$ (0.01)
Diluted	**$ -**	$ -	$ -
Net income:			
Basic	**$ 1.32**	$ 1.17	$ 0.78
Diluted	**$ 1.26**	$ 1.11	$ 0.73
Weighted-average common and potential common shares outstanding:			
Basic	**339.8**	353.9	361.0
Diluted	**357.0**	373.9	388.5

See accompanying Notes to Consolidated Financial Statements

Years ended

(in millions, except share amounts)

	May 28, 2006	May 29, 2005	May 30, 2004
Net income	**$ 449.2**	$ 415.3	$ 282.8
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on available-for-sale securities	**4.8**	(0.3)	(3.4)
Reclassification adjustment for net realized (gain) on available- for-sale securities included in net income	**(4.7)**	-	-
Minimum pension liability	**(15.4)**	(9.5)	29.1
Derivative instruments:			
Unrealized gain on cash flow hedges	**-**	-	0.2
Other comprehensive income (loss)	**(15.3)**	(9.8)	25.9
Comprehensive income	**$ 433.9**	$ 405.5	$ 308.7

See accompanying Notes to Consolidated Financial Statements

(in millions, except per share amount)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Loss	Total
Balances at May 25, 2003	367.1	$ 183.6	$ 1,369.5	$ 277.2	$ (10.0)	$ (114.3)	$ 1,706.0
Net income	-	-	-	282.8	-	-	282.8
Issuance of common stock under option, purchase and profit sharing plans	22.9	11.4	202.4	-	-	-	213.8
Unearned compensation relating to issuance of restricted stock	0.2	0.1	3.0	-	(3.1)	-	-
Cancellation of restricted stock	(0.2)	(0.1)	(2.5)	-	1.2	-	(1.4)
Amortization of unearned compensation	-	-	-	-	3.1	-	3.1
Tax benefit associated with stock options	-	-	22.2	-	-	-	22.2
Purchase and retirement of treasury stock	(32.4)	(16.2)	(526.3)	-	-	-	(542.5)
Net advances to acquire treasury stock	-	-	(29.4)	-	-	-	(29.4)
Other comprehensive income	-	-	-	-	-	25.9	25.9
Balances at May 30, 2004	357.6	178.8	1,038.9	560.0	(8.8)	(88.4)	1,680.5
Net income	-	-	-	415.3	-	-	415.3
Cash dividends declared and paid ($0.04 per share)	-	-	-	(14.1)	-	-	(14.1)
Issuance of common stock under option and purchase plans	10.7	5.2	114.2	-	-	-	119.4
Unearned compensation relating to issuance of restricted stock	0.1	0.1	2.5	-	(2.6)	-	-
Cancellation of restricted stock	(0.1)	-	(2.2)	-	0.8	-	(1.4)
Amortization of unearned compensation	-	-	-	-	3.2	-	3.2
Tax benefit associated with stock options	-	-	184.5	-	-	-	184.5
Settlement of an advance to acquire treasury stock	(1.5)	-	30.0	-	-	-	30.0
Purchase and retirement of treasury stock	(18.8)	(10.1)	(343.4)	-	-	-	(353.5)
Other comprehensive loss	-	-	-	-	-	(9.8)	(9.8)
Balances at May 29, 2005	348.0	174.0	1,024.5	961.2	(7.4)	(98.2)	2,054.1
Net income	-	-	-	449.2	-	-	449.2
Cash dividends declared and paid ($0.10 per share)	-	-	-	(34.2)	-	-	(34.2)
Issuance of common stock under option and purchase plans	24.8	12.4	291.3	-	-	-	303.7
Unearned compensation relating to issuance of restricted stock	0.1	-	7.7	-	(7.7)	-	-
Cancellation of restricted stock	-	-	(2.4)	-	1.1	-	(1.3)
Amortization of unearned compensation	-	-	-	-	5.4	-	5.4
Expense associated with executive equity plan	-	-	10.7	-	-	-	10.7
Tax benefit associated with stock options	-	-	104.5	-	-	-	104.5
Purchase and retirement of treasury stock	(37.2)	(18.6)	(932.1)	-	-	-	(950.7)
Other comprehensive loss	-	-	-	-	-	(15.3)	(15.3)
Balance at May 28, 2006	335.7	$ 167.8	$ 504.2	$ 1,376.2	$ (8.6)	$ (113.5)	$ 1,926.1

See accompanying Notes to Consolidated Financial Statements

Years ended
(in millions)

	May 28, 2006	May 29, 2005	May 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 449.2**	$ 415.3	$ 282.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of a change in accounting principle	**-**	-	1.9
Depreciation and amortization	**166.3**	194.4	209.9
Net gain on investments	**(8.3)**	(1.3)	(9.4)
Share in net losses of equity-method investments	**0.7**	5.7	14.1
Goodwill impairment loss	**7.6**	86.1	-
Loss on disposal of equipment	**2.7**	1.1	6.2
Tax benefit associated with stock options	**104.5**	20.1	22.2
Deferred tax provision (benefit)	**70.3**	(65.1)	-
Gain from sale of businesses	**(28.9)**	(59.9)	-
Non-cash other operating (income) expenses, net	**1.9**	(11.1)	1.2
Other, net	**8.2**	2.4	3.6
Changes in certain assets and liabilities, net:			
Receivables	**(84.3)**	76.7	(50.4)
Inventories	**(19.2)**	29.8	(62.5)
Other current assets	**45.0**	(18.7)	(31.6)
Accounts payable and accrued expenses	**70.7**	(144.4)	78.7
Income taxes payable	**17.0**	13.3	13.6
Other non-current assets	**(9.0)**	-	-
Other non-current liabilities	**1.4**	(16.5)	(5.0)
Net cash provided by operating activities	**795.8**	527.9	475.3
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	**(163.3)**	(96.6)	(215.3)
Sale of equipment	**1.2**	-	-
Purchase of available-for-sale securities	**-**	(16.8)	(386.7)
Sale and maturity of available-for-sale securities	**46.9**	-	359.0
Sale of businesses	**71.0**	71.5	-
Sale of investments	**11.6**	0.7	12.1
Investment in non-publicly traded companies	**-**	(0.3)	(1.8)
Funding of benefit plan	**(3.0)**	(6.9)	(4.6)
Security deposits on leased equipment	**-**	(21.8)	(20.1)
Other, net	**(0.4)**	0.9	7.6
Net cash used by investing activities	**(36.0)**	(69.3)	(249.8)
CASH FLOWS FROM FINANCING ACTIVITIES			
Payment on software license obligations	**(13.1)**	(15.2)	(22.7)
Repayment of debt	**-**	-	(2.1)
Issuance of common stock	**303.3**	118.4	211.9
Net advances to acquire treasury stock	**-**	-	(29.4)
Purchase and retirement of treasury stock	**(950.7)**	(323.5)	(542.5)
Cash dividends declared and paid	**(34.2)**	(14.1)	-
Net cash used by financing activities	**(694.7)**	(234.4)	(384.8)
Net change in cash and cash equivalents	**65.1**	224.2	(159.3)
Cash and cash equivalents at beginning of year	**867.1**	642.9	802.2
Cash and cash equivalents at end of year	**$ 932.2**	$ 867.1	$ 642.9

See accompanying Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Operations

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. Our focus is on creating analog-intensive solutions that provide more energy efficiency, portability, better audio and sharper images in electronic systems.

Basis of presentation

The Consolidated Financial Statements include National Semiconductor Corporation and our majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

Our fiscal year ends on the last Sunday of May and for the fiscal years ended May 28, 2006 and May 29, 2005, we had 52-week years. For the fiscal year ended May 30, 2004, we had a 53-week year. Operating results for the additional week were considered immaterial to our consolidated results of operations for fiscal 2004.

On May 13, 2004, we completed a two-for-one stock split of our common stock that was paid in the form of a stock dividend (See Note 9 to the Consolidated Financial Statements). All information about capital stock accounts, share and per share amounts included in the accompanying Consolidated Financial Statements and related notes for fiscal 2004 have been retroactively adjusted to reflect this stock split.

Revenue recognition

We recognize revenue from the sale of semiconductor products upon shipment, provided we have persuasive evidence of an arrangement typically in the form of a purchase order, title and risk of loss have passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. We record a provision for estimated future returns at the time of shipment. Approximately 51 percent of our semiconductor product sales were made to distributors in fiscal 2006. We have agreements with our distributors that cover various programs, including pricing adjustments based on resale pricing and volume, price protection for inventory, scrap allowances and discounts for prompt payment.

In line with industry practices, we generally credit distributors for the effect of price reductions on their inventory of our products and, under specific conditions, we repurchase products that we have discontinued. In general, distributors do not have the right to return product, except under customary warranty provisions. The programs we offer to our distributors could include one or more of the following:

- Allowances involving pricing and volume. We refer to this as the "contract sales debit" program.
- Allowance for inventory scrap. We refer to this as the "scrap allowance" program.
- Discount for early payment. We refer to this as the "prompt payment" program.

Under the contract sales debit program, products are sold to distributors at standard published prices that are contained in price books that are broadly provided to our various distributors. Distributors are required to pay for this product within our standard commercial terms. After the initial purchase of the product, the distributor has the opportunity to request a price allowance for a particular part number depending on the current market conditions for that specific part as well as volume considerations. This request is made prior to the distributor reselling the part. Once we have approved an allowance to the distributor, the distributor proceeds with the resale of the product and credits are issued to the distributor in accordance with the specific allowance that we approved. Periodically, we issue new distributor price books. For those parts for which the standard prices have been reduced, we provide an immediate credit to distributors for inventory quantities they have on hand.

Under the scrap allowance program, certain distributors are given a contractually defined allowance to cover the cost of any scrap they might incur. The amount of the allowance is specifically agreed upon with each distributor.

Under the prompt payment program, certain distributors are granted a fixed percentage discount off the invoice price for payment earlier than our standard commercial terms. This program was discontinued during fiscal 2006 for substantially all of our distributors, except those in the Japanese region.

The revenue we record for these distribution sales is net of estimated allowances for these programs. Our estimates are based upon historical experience rates by geography and product family, inventory levels in the distribution channel, current economic trends and other related factors. We continuously monitor the claimed allowances against the rates assumed in our estimates of the allowances. Actual distributor claims activity has been materially consistent with the provisions we have made based on our estimates.

Service revenues are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement. These revenues are included in net sales and are not a material component of our total net sales.

Certain intellectual property income is classified as revenue if it meets specified criteria established by company policy that defines whether it is considered a source of income from our primary operations. These revenues are included in net sales and totaled $5.3 million in fiscal 2006 and $1.8 million in fiscal 2005. There were no amounts classified as sales in fiscal 2004. All other intellectual property income that does not meet such criteria is not considered a source of income from primary operations and is therefore classified as a component of other operating income, net, in the consolidated statement of income. Intellectual property income is recognized when the license is delivered, the fee is fixed or determinable, collection of the fee is reasonably assured and remaining obligations are inconsequential or perfunctory to the other party.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. The total carrying value of our inventory is net of any reductions we have recorded to reflect the difference between cost and estimated market value of inventory that is determined to be obsolete or unmarketable based upon assumptions about future demand and market conditions.

Property, plant and equipment

Property, plant and equipment are recorded at cost. We use the straight-line method to depreciate machinery and equipment over their estimated useful life (3-9 years). Buildings and improvements are depreciated using both straight-line and declining-balance methods over the assets' remaining estimated useful life (5-40 years), or, in the case of leasehold improvements, over the lesser of the estimated useful life or lease term.

Effective May 30, 2005, we prospectively changed the estimated useful life of our factory machinery and equipment from 5 years to 9 years for machinery and equipment placed in service on or after that date. We will continue to use a straight-line method to depreciate machinery and equipment. The change in useful life was adopted because we had completed the sale of our PC Super I/O and cordless businesses and announced the closure of our assembly and test plant in Singapore, all key actions associated with the implementation of our strategy to focus on analog product capabilities. The life cycles of analog products and the process technology associated with analog are longer than the non-analog products that were historically a part of our product portfolio. As a result, the average product life of our current portfolio is longer than it was previously. Therefore, the equipment used to manufacture our now-predominantly analog product portfolio will have a longer productive life. The effect of the change in fiscal 2006 was an increase to net income of $1.9 million and to diluted earnings per share of $0.01. Factory machinery and equipment placed in service prior to fiscal year 2006 continue to be depreciated over 5 years using a straight-line method.

We capitalize eligible costs to acquire software used internally. We use the straight-line method to amortize software used internally over its estimated useful life (3-5 years). Internal-use software is included in the property, plant and equipment balance.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is assigned to reporting units and as of May 28, 2006, we have six reporting units that contain goodwill. Acquisition-related intangible assets other than goodwill include developed technology and patents, which are amortized on a straight-line basis over their estimated useful life (2-6 years). Intangible assets other than goodwill are included within other assets on the consolidated balance sheet.

Impairment of long-lived assets

We evaluate goodwill for impairment on an annual basis and whenever events or changes in circumstance indicate that it is more likely than not that an impairment loss has been incurred. We evaluate goodwill impairment annually in our fourth fiscal quarter, which has been selected as the period for our recurring evaluation for all reporting units. As a result of our evaluations performed in fiscal 2006, we recorded a $5.2 million impairment loss on goodwill of the high definition products reporting unit in our fiscal 2006 third quarter and a $2.4 million impairment loss on goodwill of the CRT reporting unit in our fiscal 2006 fourth quarter. These reporting units are operating segments within our Analog reportable segment. The fair values of the high definition products and CRT reporting units were determined using a discounted cash flow approach that incorporated our estimates of future sales and costs for the business units. Also included in our analysis for the high definition products reporting unit was consideration of the expected disposition of that business which occurred in April 2006.

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. Amortizable intangible assets subject to this evaluation include developed technology we have acquired, patents and technology licenses. Our impairment evaluation of long-lived assets includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we will record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. If assets are determined to be recoverable, but the useful lives are shorter than we originally estimated, we depreciate or amortize the net book value of the asset over the newly determined remaining useful lives.

Income taxes

We determine deferred tax liabilities and assets based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rates expected to be applied when the taxes are actually paid or recovered. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Earnings per share

We compute basic earnings per share using the weighted-average number of common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after giving effect to potential common shares from stock options based on the treasury stock method.

For all years presented, the reported net income was used in our computation of basic and diluted earnings per share. A reconciliation of the shares used in the computation follows:

(in millions)	**2006**	2005	2004
Weighted-average common shares outstanding used for basic earnings per share	**339.8**	353.9	361.0
Effect of dilutive securities:			
Stock options	**17.2**	20.0	27.5
Weighted-average common and potential common shares outstanding used for diluted earnings per share	**357.0**	373.9	388.5

For the fiscal year ended May 28, 2006, we did not include options outstanding to purchase 10.9 million shares of common stock with a weighted-average exercise price of $29.84 in diluted earnings per share since their effect was antidilutive because the exercise price of these options exceeded the average market price during the year. However, these shares could potentially dilute basic earnings per share in the future. For the fiscal year ended May 29, 2005, we did not include options outstanding to purchase 21.5 million shares of common stock with a weighted-average exercise price of $25.05 in diluted earnings per share since their effect was antidilutive because the exercise price of these options exceeded the average market price during the year. For the fiscal year ended May 30, 2004, we did not include options outstanding to purchase 14.7 million shares of common stock with a weighted-average exercise price of $28.33 in diluted earnings per share since their effect was antidilutive because the exercise price of these options exceeded the average market price during the year.

Currencies

The functional currency for all operations worldwide is the U.S. dollar. We include gains and losses arising from remeasurement of foreign currency financial statement balances into U.S. dollars in selling, general and administrative expenses. We also include gains and losses resulting from foreign currency transactions in selling, general and administrative expenses. Included in net income for fiscal 2006, 2005 and 2004, were net foreign currency losses of $0.1 million, $1.0 million and $1.2 million, respectively.

Financial instruments

Cash and cash equivalents. Cash equivalents are highly liquid instruments with a maturity of three months or less at the time of purchase. We maintain cash equivalents in various currencies and in a variety of financial instruments.

Deferred compensation plan assets. Employee contributions under the deferred compensation plan (See Note 11 to the Consolidated Financial Statements) are maintained in a rabbi trust and are not readily available to us. Participants can direct the investment of their deferred compensation plan accounts in the same investments funds offered by the 401(k) plan. Although participants direct the investment of these funds, they are classified as trading securities and are included in other assets because they remain assets of the company until they are actually paid out to the participants.

Marketable investments. Debt and marketable equity securities are classified as held-to-maturity or available-for-sale categories. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. We record held-to-maturity securities, which are stated at amortized cost, as either short-term or long-term on the balance sheet based upon contractual maturity date. Debt and marketable equity securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, reported in shareholders' equity as a component of accumulated other comprehensive loss. Gains or losses on securities sold are based on the specific identification method. These marketable securities are included as cash and cash equivalents, short-term and long-term marketable securities based on their holding period.

Non-marketable investments. We have investments in non-publicly traded companies as a result of various strategic business ventures. These non-marketable investments are included on the balance sheet in other assets. We record at cost non-marketable investments where we do not have the ability to exercise significant influence or control and periodically review them for impairment. We use the equity method of accounting for non-marketable investments in which we do have the ability to exercise significant influence, but do not hold a controlling interest. Under the equity method, we record our proportionate share of income or loss of the investees in non-operating income. As of May 28, 2006, we had non-marketable investments of $1.3 million included in other assets, of which $0.3 million represents a strategic business investment in a partnership venture accounted for under the equity method. The remainder of the investments is accounted for under the cost method.

Summarized unaudited financial information of our equity-method investments is presented in the following table:

(in millions)	2006	2005
COMBINED FINANCIAL POSITION (Unaudited)		
Current assets	$ 17.2	$ 30.2
Non-current assets	2.5	3.2
Total assets	$ 19.7	$ 33.4
Current liabilities	9.4	9.3
Non-current liabilities	5.0	3.8
Shareholders' equity	5.3	20.3
Total liabilities and shareholders' equity	$ 19.7	$ 33.4

(in millions)	2006	2005	2004
COMBINED OPERATING RESULTS (Unaudited)			
Sales	$ 5.4	$ 14.1	$ 20.8
Costs and expenses	17.5	43.1	49.3
Operating loss	$ (12.1)	$ (29.0)	$ (28.5)
Net loss	$ (12.6)	$ (26.8)	$ (35.2)

The financial information in the table above is presented as of and for periods ended closely corresponding to our fiscal years for fiscal 2005 and 2004. The financial information for fiscal 2006 is not consistent with the same corresponding periods presented in fiscal 2005 and 2004, because two of the investments were sold during fiscal 2006. As a result, we do not have a complete year of operations reported for these two investments and their corresponding balance sheet dates represent the financial period that ended just prior to their respective sale.

Derivative financial instruments. As part of our risk management strategy we use derivative financial instruments, including forwards, swaps and purchased options, to hedge certain foreign currency and interest rate exposures. Our intent is to offset gains and losses that occur from our underlying exposure with gains and losses on the derivative contracts used to hedge them. As a matter of company policy, we do not enter into speculative positions with derivative instruments. The criteria we use for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and direct matching of the financial instrument to the underlying transaction.

We record all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of these derivatives are accounted for based on the use of the derivative and whether it qualifies for hedge accounting. See Note 2 to the Consolidated Financial Statements for a full description of our hedging activities and related accounting policies.

Fair values of financial instruments

The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate their fair values due to the short period of time until their maturity. Fair values of long-term investments (including the deferred compensation plan assets), long-term debt, interest rate derivatives, currency forward contracts and currency options are based on quoted market prices or pricing models using prevailing financial market information as of May 28, 2006 and May 29, 2005. The estimated fair value of long-term debt was $21.1 million at May 28, 2006 and $23.0 million at May 29, 2005. See Note 2 to the Consolidated Financial Statements for fair values of marketable securities and derivative financial instruments.

Employee stock plans

We account for our employee stock option and stock purchase plans in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 10 to the Consolidated Financial Statements for more complete information on our stock-based compensation plans. The adoption of SFAS No. 123 (revised 2004), "Share-Based Payment," will be effective at the beginning of our 2007 fiscal year.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This information illustrates the effect on net income and earnings per share as if we had accounted for stock-based awards to employees under the fair value method specified by SFAS No. 123. The weighted-average fair value of stock options granted during fiscal 2006, 2005 and 2004 was $14.82, $11.73 and $8.45 per share, respectively. The weighted-average fair value of rights granted under the stock purchase plans was $6.55, $5.01 and $3.90 per share for fiscal 2006, 2005 and 2004, respectively. The fair value of the stock-based awards to employees was estimated using a Black-Scholes option pricing model that uses the following weighted-average assumptions for fiscal 2006, 2005 and 2004:

	2006	2005	2004
STOCK OPTION PLANS			
Expected life (in years)	**5.3**	5.2	4.9
Expected volatility	**66%**	71%	75%
Risk-free interest rate	**4.2%**	3.4%	3.3%
Dividend Yield*	**0.3%**	-	-

	2006	2005	2004
STOCK PURCHASE PLANS			
Expected life (in years)	**0.7**	0.6	0.4
Expected volatility	**31%**	47%	46%
Risk-free interest rate	**3.5%**	1.9%	1.3%
Dividend Yield	**0.4%**	0.4%	-

* The weighted-average expected dividend yield calculation for stock option plans in fiscal 2005 was less than 0.01 percent since the majority of the stock options included in the calculation were granted prior to any expectation of dividend payments.

For pro forma purposes, the estimated fair value of stock-based awards to employees is amortized over the options' vesting period for options and the various quarterly purchase periods within the one-year offering period for stock purchases under the stock purchase plan.

The pro forma information follows:

(in millions, except per share amounts)	**2006**	2005	2004
Net income - as reported	**$ 449.2**	$ 415.3	$ 282.8
Add back: Stock compensation charge included in net income determined under the intrinsic value method, net of tax	**10.6**	3.2	2.2
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax benefit (expense)	**35.9**	16.1	(187.0)
Net income - pro forma	**$ 495.7**	$ 434.6	$ 98.0
Basic earnings per share - as reported	**$ 1.32**	$ 1.17	$ 0.78
Basic earnings per share - pro forma	**$ 1.46**	$ 1.23	$ 0.27
Diluted earnings per share - as reported	**$ 1.26**	$ 1.11	$ 0.73
Diluted earnings per share - pro forma*	**$ 1.39**	$ 1.16	$ 0.25

* Pro forma diluted earnings per share for fiscal 2005 and 2004 have been revised to include the effect of unamortized compensation in the treasury stock calculation used for determining diluted earnings per share. The revision to the pro forma diluted earnings per share was immaterial for both fiscal 2005 and 2004. Pro forma diluted earnings per share for fiscal 2006 reflects the effect of unamortized compensation.

The tax effect on the pro forma stock compensation expense for fiscal 2006 reflects the pro forma recognition of $120.6 million of additional tax benefits related to stock option deductions that are now expected to be realized.

Under our stock option plans, employees who retire from the company and meet certain conditions set forth in the stock option plans and related stock option grant agreements continue to vest in their stock options after retirement. During that post-retirement period of continued vesting, no service is required of the employee. Stock option plans with this type of feature are classified as non-compensatory plans under APB No. 25. For pro forma reporting purposes, we have historically recognized compensation costs of these options using the nominal vesting period approach. SFAS No. 123(R) specifies that a stock option award is vested when the employee's retention of the option is no longer contingent on the obligation to provide continuous service (the "non-substantive vesting period approach"). Under the non-substantive vesting period approach, the compensation cost for the option should be recognized immediately for options granted to employees who are eligible for retirement at the time the option is granted. If an employee is not currently eligible for retirement, but is expected to become eligible during the nominal vesting period, then the compensation expense for the option should be recognized over the period from the grant date to the date retirement eligibility occurs. Upon adoption of SFAS No. 123(R), we will change the method for recognizing compensation cost to the non-substantive vesting period approach for those options that are granted after our adoption of SFAS No. 123(R). If we had used the non-substantive vesting period approach in calculating the pro forma amounts disclosed in the table above, the pre-tax stock-based compensation expense would have been lower by $23.2 million in fiscal 2006 and $28.9 million in fiscal 2005, while it would have been higher by $21.5 million in fiscal 2004.

Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting change affecting results of operations

In fiscal 2006, we revised our accounting policy related to the accrual of holiday compensation for certain employees. Effective with this revision, we will no longer accrue for these amounts as they do not meet the criteria for accrual pursuant to the provisions of SFAS No. 43, "Accounting for Compensated Absences." Included in the fiscal 2006 operating results is approximately $0.7 million of net income and no impact to diluted earnings per share from this change in policy. Management has considered the quantitative and qualitative aspects of this item and has concluded there is no need to restate any of our previously filed Consolidated Financial Statements in connection with this revision.

New accounting pronouncements

We adopted SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 20, Accounting for Non-monetary Transactions," at the beginning of our fiscal 2006 second quarter. The amendments made by this Statement are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. This Statement also eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. As a result of the adoption of SFAS No. 153, we recognized a $1.4 million gain to record the fair value of new equipment acquired in an exchange of similar productive assets during fiscal 2006. This amount is included in selling, general and administrative expense in the consolidated statement of income.

Reclassifications

Certain amounts in the Consolidated Financial Statements and Notes to Consolidated Financial Statements for prior years have been reclassified to conform to the fiscal 2006 presentation. Net operating results have not been affected by these reclassifications.

Note 2. Financial Instruments

Cash equivalents

Our policy is to diversify our investment portfolio to minimize the exposure of our principal to credit, geographic and investment sector risk. At May 28, 2006, investments were placed with a variety of different financial institutions and other issuers. Investments with maturity of less than one year have a rating of A1/P1 or better. Investments with maturity of more than one year have a minimum rating of AA/Aa2.

Our cash equivalents consisted of the following as of May 28, 2006 and May 29, 2005:

(in millions)	2006	2005
CASH EQUIVALENTS		
Available-for-sale securities:		
Institutional money market funds	**$ 354.0**	$ 377.5
Commercial paper	**115.7**	-
	469.7	377.5
Held-to-maturity securities:		
Bank time deposits	**364.5**	372.3
Total cash equivalents	**$ 834.2**	$ 749.8

Marketable investments at fiscal year-end comprised:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2006				
SHORT-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Callable agencies	$ 110.7	$ -	$ (0.4)	$ 110.3
Total short-term marketable investments	$ 110.7	$ -	$ (0.4)	$ 110.3
LONG-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Equity securities	$ 0.0	$ 0.1	$ -	$ 0.1
Total long-term marketable investments	$ 0.0	$ 0.1	$ -	$ 0.1
2005				
SHORT-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Callable agencies	$ 157.6	$ -	$ (2.5)	$ 155.1
Total short-term marketable investments	$ 157.6	$ -	$ (2.5)	$ 155.1
LONG-TERM MARKETABLE INVESTMENTS				
Available-for-sale securities:				
Equity securities	$ 0.8	$ 2.1	$ -	$ 2.9
Total long-term marketable investments	$ 0.8	$ 2.1	$ -	$ 2.9

Net unrealized losses on available-for-sale securities of $0.3 million at May 28, 2006 and $0.4 million at May 29, 2005 are included in accumulated other comprehensive loss. The related tax effects are not significant. Long-term marketable investments of $0.1 million at May 28, 2006 and $2.9 million at May 29, 2005 are included in other assets.

We recognized gross realized gains of $4.7 million on available-for-sale securities in fiscal 2006 and $0.5 million in fiscal 2004. No gross realized gains on available-for-sale securities were recognized in fiscal 2005 and no impairment losses on available-for-sale securities were recognized in fiscal 2006, 2005 and 2004.

For non-marketable investments, we recognized gross realized gains of $5.4 million in fiscal 2006, $0.7 million in fiscal 2005 and $6.4 million in fiscal 2004, which came primarily from the sale of shares and acquisitions by third parties. We recognized impairment losses on non-marketable investments of $4.2 million in fiscal 2006 and $0.3 million in fiscal 2004. No impairment losses were recognized in fiscal 2005.

Debt securities of $110.3 million at May 28, 2006 are all scheduled to mature in fiscal 2007.

Derivative financial instruments

The objective of our foreign exchange risk management policy is to preserve the U.S. dollar value of after-tax cash inflow in relation to non-U.S. dollar currency movements. We are exposed to foreign currency exchange rate risk that is inherent in orders, sales, cost of sales, expenses, and assets and liabilities denominated in currencies other than the U.S. dollar. We enter into foreign exchange contracts, primarily forwards and purchased options, to hedge against exposure to changes in foreign currency exchange rates. These contracts are matched at inception to the related foreign currency exposures that are being hedged. Exposures which are hedged include sales by subsidiaries, and assets and liabilities denominated in currencies other than the U.S. dollar. Our foreign currency hedges typically mature within one year.

We measure hedge effectiveness for foreign currency forward contracts by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. For purchased options, we measure hedge effectiveness by the change in the option's intrinsic value, which represents the change in the forward rate relative to the option's strike price. Any changes in the time value of the option are excluded from the assessment of effectiveness of the hedge and recognized in current earnings.

We designate derivative instruments that are used to hedge exposures to variability in expected future foreign denominated cash flows as cash flow hedges. We record the effective portion of the gains or losses on the derivative instrument in accumulated other comprehensive loss as a separate component of shareholders' equity and reclassify amounts into earnings in the period when the hedged transaction affects earnings. For cash flow hedges the maximum length of time we hedge our exposure is 3 to 6 months. Derivative instruments that we use to hedge exposures to reduce or eliminate changes in the fair value of an asset or liability denominated in foreign currency are designated as fair value hedges. The gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is included in selling, general and administrative expenses. The effective portion of all changes in these derivative instruments is reported in the same financial statement line item as the changes in the hedged item.

We are also exposed to variable cash flow that is inherent in our variable-rate debt. We use an interest rate swap to convert the variable interest payments to fixed interest payments. We designate this derivative as a cash flow hedge. We recognize interest expense as cash settlements are paid or received.

We report hedge ineffectiveness from foreign currency derivatives for both forward contracts and options in current earnings. We also report ineffectiveness related to interest rate swaps in current earnings. Hedge ineffectiveness was not material for fiscal 2006, 2005 or 2004. No cash flow hedges were terminated as a result of forecasted transactions that did not occur.

At May 28, 2006, there was no net amount of existing gains or losses from cash flow hedges expected to be reclassified into earnings within the next year. We recognized a $0.3 million net realized loss from cash flow hedges and a $0.1 million net realized gain from fair value hedges in fiscal 2006. In fiscal 2005, we recognized a $0.3 million net realized loss from cash flow hedges and a $0.4 million net realized gain from fair value hedges. In fiscal 2004, we recognized a $0.6 million net realized loss from cash flow hedges and a $1.6 million net realized gain from fair value hedges.

Fair value and notional principal of derivative financial instruments

The table below shows the fair value and notional principal of derivative financial instruments as of May 28, 2006 and May 29, 2005. The notional principal amounts for derivative financial instruments provide one measure of the transaction volume outstanding as of year-end and do not represent the amount of the exposure to credit or market loss. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of May 28, 2006 and May 29, 2005. The fair value of interest rate swap agreements represents the estimated amount we would receive or pay to terminate the agreements taking into consideration current interest rates. The fair value of forward foreign currency exchange contracts represents the present value difference between the stated forward contract rate and the current market forward rate at settlement. The fair value of foreign currency option contracts represents the probable weighted net amount we would expect to receive at maturity. The credit risk amount shown in the table represents the gross exposure to potential accounting loss on these transactions if all counter parties failed to perform according to the terms of the contract, based on the then-current currency exchange rate or interest rate at each respective date. Although the following table reflects the notional principal, fair value and credit risk amounts of the derivative financial instruments, it does not reflect the gains or losses associated with the exposures and transactions that the derivative financial instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

(in millions)	Carrying Amount	Notional Principal	Estimated Fair Value	Credit Risk
2006				
INTEREST RATE INSTRUMENTS				
Swaps:				
Variable to fixed	$ -	$ 20.9	$ -	$ -
FOREIGN EXCHANGE INSTRUMENTS				
Forward contracts – To sell dollars:				
Pound sterling	$ -	$ 7.2	$ -	$ 0.1
Singapore dollar	0.1	9.0	0.1	0.2
Total	$ 0.1	$ 16.2	$ 0.1	$ 0.3
Purchased options:				
Japanese yen	$ 0.2	$ 21.0	$ 0.2	$ 0.1
2005				
INTEREST RATE INSTRUMENTS				
Swaps:				
Variable to fixed	$ -	$ 22.7	$ (0.2)	$ -
FOREIGN EXCHANGE INSTRUMENTS				
Forward contracts – To sell dollars:				
Pound sterling	$ -	$ 3.7	$ -	$ -
Singapore dollar	-	6.1	-	-
Total	$ -	$ 9.8	$ -	$ -
Purchased options:				
Japanese yen	$ -	$ 3.0	$ -	$ -

Concentrations of credit risk

Financial instruments that may subject us to concentrations of credit risk are primarily investments and trade receivables. Our investment policy requires cash investments to be placed with high-credit quality counter parties and limits the amount of investments with any one financial institution or direct issuer. We sell our products to distributors and manufacturers involved in a variety of industries including computers and peripherals, wireless communications and automotive. We perform continuing credit evaluations of our customers whenever necessary and we generally do not require collateral. Our top ten customers combined represented approximately 64 percent of total accounts receivable at May 28, 2006 and approximately 49 percent at May 29, 2005. In fiscal 2006, we had two distributors who each accounted for approximately 12 percent of total net sales. In fiscal 2005 and 2004, we had one distributor who accounted for approximately 11 percent of total net sales and another distributor who accounted for approximately 10 percent of total net sales in each year. Sales to these distributors are mostly for our Analog segment products, but also include some sales for our other operating segment products. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Note 3. Cost Reduction Programs and Restructuring of Operation

Fiscal 2006

We reported net charges of $33.7 million for severance and restructuring expenses related to the actions described below. These actions reflect our strategy of continued focus on our analog capabilities and on higher value-added analog products that generate higher gross margins and produce higher returns on invested capital.

In November 2005, we took steps to improve our competitive cost structure by reducing indirect manufacturing costs, mainly at our Texas plant. This included a change in the plant's organizational structure and a reduction of its workforce. This action was completed by the end of November and affected 57 employees, most of whom were indirect manufacturing personnel in the Texas facility. As a result, we recorded a charge of $2.7 million for severance. Severance payments are generally paid 30-60 days after the employee's actual departure date.

In July 2005, we announced that we would close our assembly and test plant in Singapore in a phased shutdown after unsuccessful efforts to sell the plant on terms that were acceptable to us, as we determined that the equipment in Singapore was of higher value to us than any of the potential offers we received. The Singapore plant had been geared more towards complex, high-pin count products and we have moved more to a product portfolio that does not have a great need for these high-pin count packages. The plant's equipment and any remaining production volume are being consolidated into our other assembly and test facilities in Malaysia and China. The closure activities are targeted to be completed by the end of our first quarter in fiscal 2007. The closure has impacted approximately 973 employees who were notified of termination at the time we announced our decision to close the plant. Our management team in Singapore has been working with local government agencies and other employers on job placement opportunities for these affected employees. Departure dates of these employees were to coincide with the phased timing of the plant closure activities. As of May 28, 2006, 799 employees have departed and the remaining employees are expected to depart by the end of our first quarter in fiscal 2007. In connection with this action, we recorded a charge of $28.2 million, primarily for severance. Non-cash charges of $0.1 million are also included in this amount for the write-off of certain plant assets used in one of the assembly lines that was immediately shut down in July 2005.

In addition to these charges, we recorded a net charge of $3.5 million for additional cost reduction actions primarily related to the reorganization of our product lines into two groups (Analog Signal Path Group and Power Management Group) originally announced at the end of fiscal 2005. The charge included $2.6 million of severance for 29 employees, most of whom have departed, with the remaining employees expected to depart early in the first quarter of fiscal 2007 and $0.9 million of other exit-related costs for a lease obligation.

The charges described above were partially offset by $0.7 million credit for the release of severance and other exit-related cost accruals no longer required due to completion of activities related to prior cost reduction actions.

As part of our actions to reposition toward a higher-value analog portfolio, we have divested businesses that do not align with our business model. In March 2006, we entered into an agreement to sell a small business unit that was developing high definition products (HDP) to Marvell International Ltd. Our HDP business unit was an operating segment with insignificant revenues that was included within the Analog reportable segment. Under the terms of the agreement Marvell acquired intellectual property and certain assets of the HDP business for $7.0 million. The tangible assets of this unit, primarily machinery and equipment, had a carrying value of $0.4 million. The remaining intangible assets of the business were evaluated for impairment upon the signing of the agreement. As a result of that evaluation, we recorded a $5.2 million goodwill impairment loss and a $1.8 million impairment loss on an intangible asset in fiscal 2006 to adjust the carrying values of the remaining assets of the business to their recoverable fair values. The sale transaction was completed in April 2006, at which time we recorded a $0.6 million gain that is included in our results of operations for fiscal 2006. We also have a separate agreement under which we will manufacture product for Marvell at prices specified by the terms of the agreement, which we believe approximate market prices. The product manufacturing agreement will be effective through November 2007, unless terminated earlier in accordance with its terms.

In June 2005, we completed the sale of our cordless business unit to HgCapital, a private equity investor based in London, U.K. The sale was originally announced at the end of fiscal 2005. The cordless business unit was a part of the wireless operating segment within the Analog reportable segment. Under the terms of the agreement, HgCapital acquired certain assets, primarily machinery and equipment with a carrying value of $1.6 million, and intellectual property. In addition, HgCapital agreed to hire approximately 70 engineers, who were based at our cordless business unit in 's-Hertogenbosch and its design center in Hengelo, The Netherlands. As a result, upon the close of the sale we recorded a gain of $24.3 million that is included in our results of operations for fiscal 2006. We also recorded an additional gain of $4.0 million, which represented contingent consideration earned when the buyer achieved certain revenue milestones set forth in the agreement. At May 29, 2005, the assets acquired by HgCapital were classified as "Assets Held for Sale" and are included in Other Assets on the consolidated balance sheet. We also have separate agreements under which we will manufacture product for HgCapital at prices specified by the terms of the agreements, which we believe approximate market prices; and we will also provide HgCapital certain transition services at rates that approximate fair market value. In general, these agreements are effective for 18 months, unless terminated earlier in accordance with their terms.

The following table provides a summary of the cost reduction charges by segment recorded in fiscal 2006:

(in millions)	Analog Segment	All Others	Total
Cost reduction program charge:			
Singapore plant closure:			
Severance	$ -	$ 28.1	$ 28.1
Asset write-off	-	0.1	0.1
Streamline operations:			
Severance	0.4	2.3	2.7
Business reorganization:			
Severance	0.7	1.9	2.6
Other exit-related costs	-	0.9	0.9
	1.1	33.3	34.4
Release of reserves:			
Severance	(0.2)	(0.5)	(0.7)
Total cost reduction program charge	$ 0.9	$ 32.8	$ 33.7

Of the actions that resulted in charges being incurred in fiscal 2006, some, but not all of these actions were commenced prior to fiscal 2006. The following table presents a summary of cumulative charges for all actions that had charges recorded in fiscal 2006:

(in millions)	Analog Segment	All Others	Total
Singapore plant closure:			
Fiscal 2006:			
Severance	$ -	$ 28.1	$ 28.1
Asset write-off	-	0.1	0.1
	-	28.2	28.2
Streamline operations:			
Fiscal 2006:			
Severance	0.4	2.3	2.7
Fiscal 2005:			
Severance	1.6	19.6	21.2
	2.0	21.9	23.9
Business reorganization:			
Fiscal 2006:			
Severance	0.7	1.9	2.6
Other exit-related costs	-	0.9	0.9
Fiscal 2005:			
Severance	0.3	1.5	1.8
	1.0	4.3	5.3
Release of reserves:			
Fiscal 2006:			
Severance	(0.2)	-	(0.2)
Total	$ 2.8	$ 54.4	$ 57.2

Fiscal 2005

We reported net charges of $23.9 million for cost reduction and restructuring charges related to the actions described below. Our cost reduction and restructuring actions in fiscal 2005 were consistent with our strategy of focusing on our analog product capabilities.

In May 2005, we recorded net charges of $2.6 million for cost reduction actions which included $1.8 million of severance for 26 employees, primarily resulting from a reorganization of our business operations. The departure of these employees was completed in the first quarter of fiscal 2006. Also included was a charge of $1.3 million for a lease obligation on a facility we vacated in connection with a prior cost reduction action that we believed we could not sublease. These charges were partially offset by a $0.5 million credit recognized upon the completion of activities related to prior cost reduction actions.

In January 2005, we announced actions to reduce expenses and streamline manufacturing in response to under utilization of our manufacturing facilities experienced during fiscal 2005. This resulted in a reduction-in-force of 525 employees, consisting of 421 employees working in our manufacturing facilities worldwide and 104 employees from product lines and support functions at various sites, including our headquarters in Santa Clara. The majority of the affected employees had departed by the end of fiscal 2005. The total charge of $21.2 million, primarily related to severance, was partially offset by a $1.1 million credit recognized upon the completion of activities related to prior cost reduction actions. The credit included a $0.6 million release of an accrual for other exit-related costs, primarily coming from lease obligations where we were able to obtain subleases on more favorable terms than originally estimated and a $0.5 million release of an accrual for residual severance costs representing the difference between the actual amounts paid and our original estimated amounts.

We recorded a gain of $8.8 million in fiscal 2005 upon completion of the sale of certain intellectual property, inventory and equipment of our imaging business to Eastman Kodak Company in September 2004. The imaging business was an operating segment within our Analog reportable segment. The carrying value of the assets sold was $0.9 million. As part of the transaction, Kodak also hired 47 former National employees. Since an intangible asset and certain employees that directly supported the imaging business were not included in the sale, we incurred cost reduction charges for severance for those employees and for the impairment of the asset at the time we announced the sale of the imaging business in late August 2004. Operating results for fiscal 2005 also include a $1.2 million cost reduction charge for the imaging severance and impairment loss as well as severance charges related to other cost reduction actions in the first quarter.

We recorded a gain of $51.1 million upon close of the sale in May 2005 of our PC Super I/O business to Winbond Electronics Corporation. The PC Super I/O business was a part of our Advanced PC operating segment that was reported under "All Others." Under the terms of the agreement, Winbond acquired intellectual property and certain assets. The carrying value of the assets sold was $0.8 million. In addition, Winbond hired approximately 150 employees, most of whom were based at our research and design center in Herzlia, Israel.

Further detail related to cost reduction and restructuring charges discussed above is presented in the following table:

(in millions)	Analog Segment	All Others	Total
Cost reduction and restructuring charges:			
Business reorganization:			
Severance	$ 0.3	$ 1.5	$ 1.8
Streamline operations:			
Severance	1.6	19.6	21.2
Imaging business divestiture:			
Severance costs	0.3	0.4	0.7
Intangible asset write-off	0.5	-	0.5
Other exit-related costs	-	1.3	1.3
	2.7	22.8	25.5
Release of reserves:			
Severance	(0.1)	(0.7)	(0.8)
Other exit-related costs	-	(0.8)	(0.8)
	(0.1)	(1.5)	(1.6)
Total cost reduction and restructuring charges	$ 2.6	$ 21.3	$ 23.9

In the table above, the write-off of the intangible asset that was a part of the imaging business was a non-cash charge. In connection with the PC Super I/O and imaging dispositions, we also entered into separate agreements with the buyers where we will manufacture product for them at prices specified by the terms of the agreements, which we believe approximate market prices, and provide certain transition services at rates that approximate fair market value. These agreements are effective for one to three years, unless terminated earlier as permitted under their terms.

Fiscal 2004

We reported a net charge of $19.6 million for cost reduction and restructuring charges related to the actions described below. Our cost reduction and restructuring charges in fiscal 2004 primarily related to the profit-improvement actions begun in February 2003.

During fiscal 2004, we substantially completed all cost reduction activities related to the strategic profit-improvement actions initially launched in February 2003. Consistent with the objectives of those actions, we also continued to take supplemental actions during fiscal 2004, primarily for workforce reductions in various manufacturing, product development and support areas. Cost reduction charges related to these supplemental actions included severance costs, as well as asset write-offs and lease obligations we incurred upon vacating certain manufacturing and design center facilities during the year upon closure of those operations.

In addition to these supplemental actions, we also completed the exit and sale of our information appliance business in late August 2003. This included the sale to AMD of certain intellectual property and assets of the information appliance business. As part of the transaction, AMD hired 125 former National employees who were mostly located in Longmont, Colorado. However, certain information appliance assets were not included in the sale and certain employees that were directly supporting the information appliance business were not hired by AMD, which resulted in additional severance and asset impairment charges. These charges were reduced by proceeds of $10.1 million from the sale of assets that had a carrying value of $7.5 million less transaction costs of $1.3 million. A total of 238 employees were terminated in fiscal 2004 as a combined result of the exit from the information appliance business and the other supplemental actions.

The charges for the supplemental actions and the exit of our information appliance business were partially offset by a $3.9 million credit for the release of severance and other exit-related cost accruals no longer required. A large portion of the accruals for severance costs was for employees in the information appliance business and the cellular baseband business (closed at the end of fiscal 2003), but the actual severance costs were lower than originally expected because of some voluntary terminations and more employees eventually being hired by AMD in the information appliance disposition than originally expected.

Total net charges related to cost reduction actions in fiscal 2004, including the sale to AMD of the assets of the information appliance business, are presented in the following table:

(in millions)	Analog Segment	All Others	Total
Cost reduction and restructuring charges:			
Severance	$ 5.7	$ 6.8	$ 12.5
Exit-related costs	2.9	3.7	6.6
Asset write-off	1.2	4.5	5.7
	9.8	15.0	24.8
Release of reserves:			
Severance	(0.5)	(2.8)	(3.3)
Other exit-related costs	(0.3)	(0.3)	(0.6)
	(0.8)	(3.1)	(3.9)
Gain from sale of IA business assets	-	(1.3)	(1.3)
Total cost reduction and restructuring charges	$ 9.0	$ 10.6	$ 19.6

In the table above, the write-off of assets are non-cash charges and are attributed primarily to equipment and a technology license that were dedicated to the information appliance and cellular baseband businesses. The cellular baseband business was closed at the end of fiscal 2003 as part of our profit-improvement plan. In connection with the information appliance disposition to AMD discussed above, we also entered into a separate supply agreement where we manufacture product for AMD at prices specified by the terms of the agreement, which we believe approximate market prices. This agreement is effective for three years unless terminated earlier as permitted under its terms.

Summary of activities

The following table provides a summary of the activities related to our cost reduction and restructuring accruals during fiscal 2006, 2005 and 2004:

	Fiscal 2006 Actions *			Cost Reduction and Restructuring Actions In Prior Years		
	(A)	(B)	(C)			
(in millions)	Severance			Severance	Other Exit-Related Costs	Total
Balance at May 25, 2003	$ -	$ -	$ -	$ 17.5	$ 7.8	$ 25.3
Cost reduction charges	-	-	-	12.5	6.6	19.1
Cash payments	-	-	-	(23.3)	(6.3)	(29.6)
Release of residual reserves	-	-	-	(3.3)	(0.6)	(3.9)
Balance at May 30, 2004	-	-	-	3.4	7.5	10.9
Cost reduction charges	-	-	-	23.7	1.3	25.0
Cash payments	-	-	-	(21.9)	(2.1)	(24.0)
Release of residual reserves	-	-	-	(0.8)	(0.8)	(1.6)
Balance at May 29, 2005	-	-	-	4.4	5.9	10.3
Cost reduction charges	28.1	2.7	0.8	1.8	0.9	34.3
Cash payments	(21.6)	(2.7)	(0.4)	(4.0)	(1.2)	(29.9)
Release of residual reserves	-	-	-	(0.6)	(0.1)	(0.7)
Balance at May 28, 2006	$ 6.5	$ -	$ 0.4	$ 1.6	$ 5.5	$ 14.0
Less non-current portion of lease obligations included in other non-current liabilities	-	-	-	-	(4.9)	(4.9)
Balance included in accrued expenses	$ 6.5	$ -	$ 0.4	$ 1.6	$ 0.6	$ 9.1

* Fiscal 2006 Actions:
(A) Streamline operations
(B) Singapore plant closure
(C) Business reorganization

During fiscal 2006 we paid severance to 897 employees in connection with workforce reductions related to actions that occurred in fiscal 2006 and 2005. Amounts paid for other exit-related costs during fiscal 2006 were primarily for payments under lease obligations associated with actions taken in prior years.

The balances at May 28, 2006 represent all remaining estimated costs for activities yet to be completed as a result of the described cost reduction actions. Payments for the total remaining $8.5 million of severance balances are expected to be substantially completed by the end of the first quarter in fiscal 2007. Other exit-related costs of $5.5 million primarily relate to lease obligations, which are expected to be paid through lease expiration dates that range from July 2006 through June 2009.

Note 4. Consolidated Financial Statement Details

Consolidated balance sheets

(in millions)	2006	2005
RECEIVABLE ALLOWANCES		
Doubtful accounts	$ 1.5	$ 1.7
Returns and allowances	37.3	25.0
Total receivable allowances	$ 38.8	$ 26.7
INVENTORIES		
Raw materials	$ 17.7	$ 11.0
Work in process	109.7	102.4
Finished goods	62.0	56.8
Total inventories	$ 189.4	$ 170.2
PROPERTY, PLANT AND EQUIPMENT		
Land	$ 30.0	$ 30.0
Buildings and improvements	544.0	539.8
Machinery and equipment	1,975.5	1,972.9
Internal-use software	111.3	113.4
Construction in progress	71.6	10.6
Total property, plant and equipment	2,732.4	2,666.7
Less accumulated depreciation and amortization	(2,104.7)	(2,061.6)
Property, plant and equipment, net	$ 627.7	$ 605.1
OTHER ASSETS		
Deposits	$ 45.0	$ 44.6
Deferred compensation plan assets	42.6	37.2
Other	12.3	24.4
Total other assets	$ 99.9	$ 106.2
ACCRUED EXPENSES		
Payroll and employee related	$ 119.3	$ 77.3
Severance and restructuring expenses	9.1	5.3
Litigation accruals	3.3	3.3
Other	59.3	57.7
Total accrued expenses	$ 191.0	$ 143.6
OTHER NON-CURRENT LIABILITIES		
Accrued pension cost	$ 92.9	$ 83.8
Deferred compensation plan liability	42.6	37.2
Other	30.1	21.1
Total other non-current liabilities	$ 165.6	$ 142.1
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Unrealized loss on available-for-sale securities	$ (0.3)	$ (0.4)
Minimum pension liability	(113.2)	(97.8)
Accumulated other comprehensive loss	$ (113.5)	$ (98.2)

Consolidated statements of income

(in millions)	**2006**	2005	2004
OTHER OPERATING (INCOME) EXPENSE, NET			
Litigation	**$ -**	$ (7.1)	$ 30.0
Manufacturer's Investment Credit refund	**-**	(7.4)	-
Net intellectual property income	**(4.1)**	(5.2)	(11.1)
Intangible asset impairment	**1.8**	-	-
Net intellectual property settlements	**(3.4)**	1.7	3.1
Total other operating (income) expense, net	**$ (5.7)**	$ (18.0)	$ 22.0
INTEREST INCOME, NET			
Interest income	**$ 33.7**	$ 17.4	$ 11.6
Interest expense	**(1.9)**	(1.5)	(1.2)
Interest income, net	**$ 31.8**	$ 15.9	$ 10.4
OTHER NON-OPERATING EXPENSE, NET			
Net gain on marketable and other investments, net:			
Trading securities:			
Change in net unrealized holding gains	**$ 2.4**	$ 0.6	$ 2.4
Available-for-sale securities:			
Gain from sale	**4.7**	-	0.5
Non-marketable investments:			
Gain from sale	**5.4**	0.7	6.4
Impairment losses	**(4.2)**	-	(0.3)
Other investments	**-**	-	0.4
Total net gain on marketable and other investments, net	**8.3**	1.3	9.4
Share in net losses of equity-method investments	**(0.7)**	(5.7)	(14.1)
Charitable contribution	**(9.7)**	-	-
Other	**-**	(0.5)	0.2
Total other non-operating expense, net	**$ (2.1)**	$ (4.9)	$ (4.5)

Note 5. Goodwill and Intangible Assets

The following table presents goodwill by reportable segments:

(in millions)	Analog Segment	All Others	Total
Balances at May 30, 2004	$ 150.6	$ 22.7	$ 173.3
Impairment	(86.1)	-	(86.1)
Balances at May 29, 2005	64.5	22.7	87.2
Reduction in connection with the sale of the cordless business	(22.3)	-	(22.3)
Impairment	(7.6)	-	(7.6)
Balances at May 28, 2006	$ 34.6	$ 22.7	$ 57.3

In fiscal 2006, we recorded a $5.2 million impairment loss for goodwill of the HDP reporting unit, which arose in connection with our decision to sell the HDP business. We also recorded an additional $2.4 million impairment loss for goodwill of the CRT reporting unit, which arose in connection with our annual evaluation of goodwill in our fiscal fourth quarter. In fiscal 2005, we recorded an $86.1 million impairment loss for goodwill of the wireless reporting unit, which arose in connection with our annual evaluation of goodwill in fiscal 2005. The fair values of these reporting units were determined using a discounted cash flow approach that incorporated our estimates of future sales and costs for these business units.

In June 2005, we completed the sale of the cordless business unit which was a reporting unit of the wireless operating segment within the Analog reportable segment (See Note 3 to the Consolidated Financial Statements). As a result, the remaining assets of the reporting unit, including goodwill, that were not acquired by the buyer were written off against the proceeds from the sale.

Other intangible assets, which are included in other assets in the accompanying consolidated balance sheet:

(in millions)	2006	Weighted-Average Amortization Period (Years)	2005	Weighted-Average Amortization Period (Years)
Patents	**$ 4.9**	5.0	$ 4.9	5.0
Unpatented technology	**0.8**	2.4	18.6	5.8
	5.7		23.5	
Less accumulated amortization	**(5.7)**		(13.6)	
	$ -	4.6	$ 9.9	5.7

Amortization expense was:

(in millions)	2006	2005	2004
Patent amortization	**$ 0.3**	$ 1.0	$ 1.0
Technology amortization	**2.2**	3.0	3.3
Total amortization	**$ 2.5**	$ 4.0	$ 4.3

Beginning in fiscal 2005, we have classified the amortization expense of these intangible assets as R&D expenses. Amounts reported in fiscal 2004 have been reclassified to conform with this presentation.

Note 6. Asset Retirement Obligations

We adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," at the beginning of fiscal 2004. This Statement requires that the fair value of a legal liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. Upon recognition of a liability, the asset retirement cost is recorded as an increase in the carrying value of the related long-lived asset and then depreciated over the life of the asset. Our asset retirement obligations arise primarily from contractual commitments to decontaminate machinery and equipment used at our manufacturing facilities at the time we dispose of or replace them. We also have leased facilities where we have asset retirement obligations from contractual commitments to remove leasehold improvements and return the property to a specified condition when the lease terminates. As a result of our evaluation of our asset retirement obligations, we recorded a $2.1 million non-current liability for asset retirement obligations and a $0.4 million increase in the carrying value of the related assets, net of $1.0 million of accumulated depreciation at the beginning of fiscal 2004. The cumulative effect that was recorded in the first quarter of fiscal 2004 upon the adoption of this accounting standard resulted in a charge of $1.9 million, including a tax effect of $0.2 million.

At the time we adopted SFAS No. 143, we did not recognize any asset retirement obligations associated with the closure or abandonment of the manufacturing facilities we own. Our legal asset retirement obligations for manufacturing facilities arise primarily from local laws and statutes that establish minimum standards or requirements for companies in that locale in the event it were to shut down or otherwise exit or abandon a manufacturing facility. The Financial Accounting Standards Board has since published FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarified that the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Therefore, we considered these factors and evaluated the asset retirement obligations associated with the closure or abandonment of our manufacturing facilities. As a result, we determined that the asset retirement obligations related to these facilities were immaterial to our financial condition and results of operations. However, we announced in July 2005 that we were closing our assembly and test facility in Singapore and consolidating its production volume into our other assembly and test facilities in Malaysia and China. The majority of the activities associated with the closure have occurred through fiscal 2006 and we expect the remaining closure activities to be completed by the end of the first quarter in fiscal 2007. We do not expect to incur any significant asset retirement costs in excess of amounts accrued associated with the closure of this facility (See Note 3 to the Consolidated Financial Statements).

The following table presents the activity for the asset retirement obligations included in other non-current liabilities for the years ended May 28, 2006 and May 29, 2005:

	(in millions)
Balance at May 30, 2004	$ 2.5
Liability incurred for assets acquired	0.1
Accretion expense	0.2
Balance at May 29, 2005	2.8
Liability incurred for assets acquired	0.4
Liability settled	(0.1)
Revision in estimated cash flows	(0.1)
Accretion expense	0.1
Balance at May 28, 2006	$ 3.1

Note 7. Debt

Debt at fiscal year-end consisted of the following:

(in millions)	**2006**	2005
Unsecured promissory note at 1.8%	**$ 20.9**	$ 22.8
Other	**0.2**	0.2
Total debt	**21.1**	23.0
Less current portion of long-term debt	**-**	-
Long-term debt	**$ 21.1**	$ 23.0

The unsecured promissory note, due August 2007, is denominated in Japanese yen (2,408,750,000). Interest is based on 1.375 percent over the 3-month Japanese LIBOR rate and is reset quarterly. Under the terms of the note, we are also required to comply with the covenants set forth under our multicurrency credit agreement, which was renewed in October 2005. As of May 28, 2006, maturities on our outstanding debt obligations were $20.9 million in fiscal 2008 and $0.2 million in fiscal 2013.

We have a multicurrency credit agreement with a bank that provides for multicurrency loans, letters of credit and standby letters of credit. The total amount of credit under the agreement is $20 million. The agreement expires in October 2006, and we expect to renew or replace it prior to expiration. At May 28, 2006, we had committed $7.6 million of the credit available under the agreement. This agreement contains restrictive covenants, conditions and default provisions that, among other terms, restrict payment of dividends and require the maintenance of financial ratios and certain levels of tangible net worth. Under the agreement as it was last amended, we are no longer required to maintain certain levels of tangible net worth, a requirement which previously restricted the amounts available for payment of dividends on common stock. As of May 28, 2006, we were in compliance with all financial covenants under the agreement.

Note 8. Income Taxes

Worldwide pretax income from operations and income taxes consist of the following:

(in millions)	**2006**	2005	2004
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE			
U.S.	**$ 555.1**	$ 338.0	$ 267.3
Non-U.S.	**140.1**	71.9	66.4
	$ 695.2	$ 409.9	$ 333.7
INCOME TAX EXPENSE (BENEFIT)			
Current:			
U.S. federal, state and local	**$ 157.0**	$ 30.4	$ 33.8
Non-U.S.	**18.7**	29.3	15.2
	175.7	59.7	49.0
Deferred:			
U.S. federal and state	**64.6**	(41.0)	(1.7)
Non-U.S.	**5.7**	(24.1)	1.7
	70.3	(65.1)	-
Income tax expense (benefit)	**$ 246.0**	$ (5.4)	$ 49.0

The fiscal 2006 income tax expense of $246.0 million includes $24.5 million of tax expense related to the repatriation of accumulated foreign earnings under provisions of the American Jobs Creation Act of 2004. The fiscal 2005 income tax benefit of $5.4 million included income tax expense of $160.8 million, which consisted primarily of U.S. and non-U.S. income taxes, offset by a benefit from the change in the beginning of the year valuation allowance of $166.2 million. The tax benefit from employee stock plans was $104.5 million in fiscal 2006, $20.1 million in fiscal 2005 and $22.2 million in fiscal 2004.

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(in millions)	2006	2005
DEFERRED TAX ASSETS		
Equity investments	**$ 17.6**	$ 17.9
Inventory	**36.2**	5.8
Accrued liabilities	**35.5**	43.1
R&D expenditures	**101.2**	117.6
Deferred compensation	**38.6**	32.1
Non-U.S. loss carryovers and other allowances	**90.5**	83.5
Federal and state credit carryovers	**72.6**	141.8
Other	**3.8**	7.3
Total deferred tax assets	**396.0**	449.1
Valuation allowance	**(101.9)**	(91.5)
Net deferred tax assets	**294.1**	357.6
DEFERRED TAX LIABILITIES		
Property, plant and equipment and amortization	**(17.8)**	(28.5)
Other liabilities	**(15.9)**	(10.0)
Total deferred tax liabilities	**(33.7)**	(38.5)
Net deferred tax assets	**$ 260.4**	$ 319.1

The decrease in deferred tax assets during fiscal 2006 of $58.7 million is from continuing operations and from the tax effect on other comprehensive income items.

We record a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance has been established primarily against the reinvestment and investment tax allowances related to Malaysia because we have concluded that a significant portion of the deferred tax asset will not be realized owing to the uncertainty of sufficient taxable income in Malaysia beyond the foreseeable future. The valuation allowance for deferred tax assets increased by $10.4 million in fiscal 2006 compared to a decrease of $282.4 million in fiscal 2005. Since we recognized a $164.4 million tax benefit from the reduction in the valuation allowance related to employee stock options in fiscal 2005, which was credited to shareholders' equity, there is no longer any valuation allowance against deferred tax assets for stock option deductions.

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of May 28, 2006, based on historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of valuation allowance.

The reconciliation between the income tax rate computed by applying the U.S. federal statutory rate and the reported worldwide tax rate follows:

	2006	2005	2004
U.S. federal statutory tax rate	**35.0%**	35.0%	35.0%
Non-U.S. income taxed at different rates	**(1.7)**	2.9	2.1
U.S. state and local taxes net of federal benefits	**1.2**	1.7	0.1
Dividends repatriated	**3.5**	-	-
Changes in beginning of year valuation allowances	**(0.8)**	(40.5)	(18.9)
Export sales benefit	**(2.9)**	(4.5)	(3.5)
Tax credits	**(1.0)**	(1.7)	(0.9)
Impairment of goodwill	**0.7**	5.8	-
Other	**1.4**	-	0.8
Effective tax rate	**35.4%**	(1.3)%	14.7%

During fiscal 2005, the American Jobs Creation Act of 2004 (AJCA) was signed into law, creating a one-time incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends-received deduction for certain dividends from controlled foreign corporations. As a result, we undertook a comprehensive evaluation to decide whether, and to what extent, foreign earnings that had not yet been remitted to the U.S. might be repatriated. In fiscal 2006, our Chief Executive Officer and our Board of Directors approved a Domestic Reinvestment Plan pursuant to the AJCA guidelines. We completed our evaluation of the AJCA's provisions in our fourth quarter of fiscal 2006 and we made the determination to repatriate a total of $578.0 million in foreign earnings. Of this amount, $496.0 million qualified as extraordinary dividends as defined under the AJCA, and the associated income tax expense of $24.5 million was recorded in our fourth quarter of fiscal 2006.

Aside from the foreign earnings repatriated under the AJCA, we intend to continue reinvesting certain foreign earnings from non-U.S. subsidiaries indefinitely. No U.S. income taxes have been provided on the cumulative unremitted earnings of approximately $112.0 million from non-U.S. subsidiaries. It is not practicable to determine the U.S. income tax liability that would be payable if such earnings were not reinvested indefinitely.

At May 28, 2006, we had $3.3 million of federal net operating loss carryovers and $68.5 million of state net operating loss carryovers, which expire between 2007 and 2024. We also had $3.9 million of federal credit carryovers and $98.1 million of state credit carryovers, which primarily expire between 2007 and 2026. Included in the state tax credits is a California R&D credit of $86.2 million, which can be carried forward indefinitely. In addition, we had net operating loss and other tax allowance carryovers of $374.3 million from certain non-U.S. jurisdictions, most of which do not expire.

The IRS has completed its field examinations of our tax returns for fiscal years 1997 through 2000 and on July 29, 2003 issued a notice of proposed adjustment seeking additional taxes of approximately $19.1 million (exclusive of interest) for those years. We are contesting the adjustments through the IRS administrative process. We are undergoing tax audits in several international locations and from time to time our tax returns are audited in the U.S. by state agencies and at international locations by local tax authorities. We believe we have made adequate tax payments and/or accrued adequate amounts such that the outcome of these audits will have no material adverse effects on our financial statements.

Note 9. Shareholders' Equity

Stock split

On May 13, 2004, we completed a two-for-one stock split of our common stock. The stock split was payable in the form of a 100 percent stock dividend and entitled each shareholder of record on April 29, 2004, to receive one share of common stock for each outstanding share of common stock held on that date. All information about capital stock accounts, share and per share amounts included in the accompanying Consolidated Financial Statements for fiscal 2004 have been retroactively adjusted to reflect this stock split.

Stock purchase rights

Our common stock carries a preferred stock purchase right. The rights have the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. Each right entitles stockholders to purchase one two-thousandth of a share of series A junior participating preferred stock at a price of $60.00 per one one-thousandth share, subject to adjustment. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events.

If a person or group acquires or announces a tender or exchange offer that would result in the acquisition of 20 percent or more of our common stock while the stockholder rights remain in place, the rights become exercisable by all rights holders except the acquiring person or group, for shares of our stock or of the third party acquirer having a value of twice the right's then-current exercise price. We may redeem the rights at $0.005 per right at any time prior to the acquisition by a person or group of 20 percent or more of the outstanding common stock. Unless they are redeemed earlier, the rights will expire on August 8, 2006.

Stock repurchase program

Fiscal 2006: We repurchased a total of 37.2 million shares of our common stock for $950.7 million during fiscal 2006 under three programs: (i) the $400 million stock repurchase program announced in March 2005 (of which we used $96.0 million to repurchase 4.9 million shares of common stock in fiscal 2005) which was completed in September 2005, (ii) the $400 million stock repurchase program announced in September 2005 which was completed in January 2006 and (iii) another $400 million stock repurchase program announced in December 2005. All shares were purchased in the open market. As of the end of fiscal 2006, we had $153.3 million remaining for future repurchases under the December 2005 program. After the end of fiscal 2006, we announced that our Board of Directors had approved a $500 million stock repurchase program, also similar to our prior stock repurchase programs. During the period after the end of our 2006 fiscal year through July 21, 2006, we repurchased a total of 10.7 million shares for $248.4 million under the program announced in December 2005 and the program announced in June 2006.

Fiscal 2005: We repurchased a total of 20.3 million shares of common stock for $353.5 million during fiscal 2005 under two programs: (i) the $400 million stock repurchase program announced in March 2004, which was completed in March 2005 and (ii) the $400 million stock repurchase program announced in March 2005. Of these shares, 17.6 million shares were repurchased in the open market for $298.5 million. The other 2.7 million shares were repurchased through privately negotiated transactions with a major financial institution and include the repurchase of 1.5 million shares for $30.0 million in June 2004 upon the settlement of an advance repurchase contract entered into in fiscal 2004. At the end of fiscal 2005, we had $304.0 million remaining available for future common stock repurchases.

Fiscal 2004: We began to repurchase stock in fiscal 2004 pursuant to a stock repurchase program announced in July 2003. During September and October 2003, we repurchased a total of 25.4 million shares of our common stock for $400 million. A portion (15.0 million shares) of the shares was repurchased through a privately negotiated transaction with a major financial institution and the remainder was purchased in the open market. We began another $400 million stock repurchase program in March 2004 and at the end of fiscal 2004, we had repurchased an additional 7.0 million shares of our common stock for $142.5 million, of which 730,988 shares were purchased through a privately negotiated transaction with a major financial institution, with the remainder purchased in the open market. As noted above, we continued this repurchase program in fiscal 2005.

All stock repurchased has been cancelled and is not held as treasury stock.

Dividends

We paid $34.2 million in dividends in fiscal 2006 and $14.1 million in dividends in fiscal 2005. In June 2006, our Board of Directors declared a cash dividend of $0.03 per outstanding share of common stock, which was paid on July 10, 2006 to shareholders of record at the close of business on June 19, 2006.

Note 10. Stock-Based Compensation Plans

Stock option plans

As of May 28, 2006, under all stock option plans there were 105.9 million shares reserved for issuance, including 48.8 million shares available for future option grants. More information on our stock option plans follows:

We have four stock plans under which employees and officers may be granted stock options to purchase shares of common stock. One plan, which has been in effect since 1977 when it was first approved by shareholders, authorizes the grant of up to a total of 78,709,858 shares of common stock for non-qualified or incentive stock options (as defined in the U.S. tax code) to officers and key employees. As of the end of fiscal 2006, only 70,888 shares remained available for option grants under this plan. Another plan, which has been in effect since 1997, authorizes the grant of up to a total of 140,000,000 shares of common stock for non-qualified stock options to employees who are not executive officers. There is also an executive officer stock option plan, which was approved by shareholders in fiscal 2000 and which authorizes the grant of up to a total of 12,000,000 shares of common stock for non-qualified options only to executive officers. The 2005 Executive Officer Equity Plan approved by shareholders in fiscal 2004 authorizes the issuance of a total of 3,000,000 shares, 1,000,000 of which can be pursuant to the exercise of stock options. All plans provide that options are granted at the market price on the date of grant and can expire up to a maximum of between six years and one day and ten years and one day after grant or three months after termination of employment (up to five years after termination due to death, disability or retirement), whichever occurs first. The plans provide that options can vest six months after grant. All options granted since the beginning of fiscal 2004 expire six years and one day after grant and begin vesting with one fourth of the total grant after one year and the rest in equal monthly installments over the next three years.

We have a director stock option plan that was approved by shareholders in fiscal 1998 which authorized the grant of up to 2,000,000 shares of common stock to eligible directors who are not employees of the company. Options were granted automatically upon approval of the plan by shareholders and were granted automatically to eligible directors upon their appointment to the board and subsequent election to the board by shareholders. Director stock options vested in full after six months. Under this plan, options to purchase 520,000 shares of common stock with a weighted-average exercise price of $14.26 and weighted-average remaining contractual life of 5.4 years were outstanding and exercisable as of May 28, 2006. In connection with the approval of amendments to the directors' stock plan in fiscal 2006, options have ceased to be granted under this plan.

Changes in shares of common stock outstanding under the option plans during fiscal 2006, 2005 and 2004 (but excluding director options), were as follows:

	Number of Shares (in millions)	Weighted-Average Exercise Price
Outstanding at May 25, 2003	91.7	$ 13.57
Granted	15.0	$ 13.50
Exercised	(19.7)	$ 9.14
Cancelled	(5.3)	$ 16.01
Outstanding at May 30, 2004	81.7	$ 14.47
Granted	7.0	$ 19.04
Exercised	(8.2)	$ 10.16
Cancelled	(3.8)	$ 16.18
Outstanding at May 29, 2005	76.7	$ 15.26
Granted	5.8	$ 24.67
Exercised	(22.9)	$ 11.71
Cancelled	(3.0)	$ 20.50
Outstanding at May 28, 2006	56.6	$ 17.38

Expiration dates for options outstanding at May 28, 2006 range from July 9, 2006 to May 19, 2013.

The following tables summarize information about options outstanding under these plans (excluding director options) at May 28, 2006:

	Outstanding Options		
	Number of Shares (in millions)	Weighted-Average Remaining Contractual Life (In Years)	Weighted-Average Exercise Price
RANGE OF EXERCISE PRICES			
$ 4.72 - $ 8.03	8.7	4.8	$ 6.83
$ 8.15 - $ 11.63	8.7	3.9	$ 10.99
$11.63 - $ 15.69	7.7	4.7	$ 13.40
$15.75 - $ 17.10	8.0	5.8	$ 17.09
$17.15 - $ 19.15	7.2	4.0	$ 19.09
$19.21 - $ 29.83	6.5	5.0	$ 24.28
$29.94 - $ 29.94	9.5	3.9	$ 29.94
$30.19 - $ 39.03	0.3	4.1	$ 33.60
Total	56.6	4.6	$ 17.38

	Options Exercisable	
	Number of Shares (in millions)	Weighted-Average Exercise Price
RANGE OF EXERCISE PRICES		
$ 4.72 - $ 8.03	6.8	$ 6.78
$ 8.15 - $ 11.63	5.5	$ 10.95
$11.63 - $ 15.69	7.6	$ 13.39
$15.75 - $ 17.10	8.0	$ 17.09
$17.15 - $ 19.15	3.2	$ 19.09
$19.21 - $ 29.83	0.7	$ 23.74
$29.94 - $ 29.94	9.5	$ 29.94
$30.19 - $ 39.03	0.3	$ 33.81
Total	41.6	$ 17.21

Stock purchase plans

During fiscal 2004, we implemented a new employee stock purchase plan that authorizes the issuance of up to 16,000,000 shares in quarterly offerings to eligible employees worldwide at a price that is equal to 85 percent of the lower of the common stock's fair market value at the beginning of a one year offering period or at the end of the applicable quarter in the offering period. Once implemented, we terminated our employee stock purchase plans that had been in effect in the U.S. and at international locations. Our purchase plan uses a captive broker and we deposit shares purchased by the employee with the captive broker. In addition, for international participants, the National subsidiary that the participant is employed by is responsible for paying to us the difference between the purchase price set by the terms of the plan and the fair market value at the time of the purchase. We have amended the stock purchase plan which will change the price paid by the employee to 85 percent of the lower of the common stock's fair market value at the time of enrollment in one of two six month purchase periods in a one year offering period or the end of the purchase period. These changes are to be implemented in fiscal 2007. All current and prior purchase plans have been approved by shareholders.

Under the terms of our purchase plans, we issued 1.7 million shares in fiscal 2006, 2.2 million shares in fiscal 2005 and 2.7 million shares in fiscal 2004 to employees for $30.8 million, $33.2 million and $30.0 million, respectively. As of May 28, 2006, there were 11.7 million shares reserved for issuance under the stock purchase plan. The prior purchase plans were terminated before the end of fiscal 2004 and the reserves maintained for them were cancelled.

Other stock plans

We have a director stock plan, which has been approved by shareholders, that authorizes the issuance of up to 900,000 shares of common stock to eligible directors who are not employees of the company. The stock is issued automatically to eligible new directors upon their appointment to the board and to all eligible directors on their subsequent election to the board by shareholders. Directors may also elect to take their annual retainer fees for board and committee membership in stock under the plan. The shares issued to the directors under the plan are restricted from transfer for between six and thirty-six months. As of May 28, 2006, we had issued 361,041 shares under the director stock plan and had reserved 538,959 shares for future issuances.

We have a restricted stock plan, which authorizes the issuance of up to 4,000,000 shares of common stock to employees who are not officers of the company. The plan also permits the granting of restricted stock units; once the units are vested, stock is issued to the plan participant. The plan has been made available primarily as a retention vehicle for employees with technical skills and expertise that are important to us. We issued 166,000, 134,420 and 194,000 shares under the restricted stock plan during fiscal 2006, 2005 and 2004, respectively and also granted 20,300 restricted stock units in fiscal 2006. Restrictions and vesting of restricted stock units expire over time, ranging from one to six years after issuance. Based upon the market value on the dates of issuance, we recorded $5.1 million, $2.6 million and $3.1 million of unearned compensation during fiscal 2006, 2005 and 2004, respectively. This unearned compensation is included as a separate component of shareholders' equity in the Consolidated Financial Statements and is amortized to operations ratably over the applicable restriction periods. As of May 28, 2006, we have 1,875,898 shares reserved for future issuances under the restricted stock plan and 20,300 restricted stock units outstanding. Compensation expense for fiscal 2006, 2005 and 2004 related to shares of restricted stock was $3.2 million, $3.2 million and $3.1 million, respectively. At May 28, 2006, the weighted-average grant date fair value for all outstanding shares of restricted stock was $19.87 and for restricted stock units was $28.75.

As noted in the discussion on stock option plans, stockholders approved the 2005 Executive Officer Equity Plan in October 2004. This plan authorizes the issuance of up to a total of 3,000,000 shares through stock options, performance share units and stock appreciation rights. Of these, 1,000,000 shares may be issued upon the exercise of stock options and 2,000,000 shares may be issued in any combination upon the settlement of stock appreciation rights and/or as payment for performance share units. As of May 28, 2006, no options had been granted under this plan. Targets for the performance share units for the first performance period, which is still in process, were established in fiscal 2006, but no shares have been issued under the plan.

Note 11. Retirement and Pension Plans

U.S. plans

Our retirement and savings program for U.S. employees consists of a salary deferral 401(k) plan. Until the beginning of fiscal 2005, it also included a profit sharing plan. More information on each of these plans follows.

The salary deferral 401(k) plan allows employees to defer up to 15 percent of their salaries, subject to certain limitations, with partially matching company contributions. To encourage employee participation, we make a matching contribution of 150 percent of the first 4 percent of the employee's contribution to the 401(k) plan. Contributions are invested in one or more of eighteen investment funds at the discretion of the employee. One of the investment funds is a stock fund in which contributions are invested in National common stock at the discretion of the employee. 401(k) investments made by the employee in National common stock may be sold at any time at the employee's direction. Although 10,000,000 shares of common stock are reserved for issuance to the stock fund, shares purchased to date with contributions have been purchased on the open market and we have not issued any stock directly to the stock fund.

Until fiscal 2004, the profit sharing plan required contributions of the greater of 5 percent of consolidated net earnings before income taxes (subject to a limit of 5 percent of payroll) or 1 percent of payroll. Contributions were made 25 percent in National common stock and 75 percent in cash. During fiscal 2004, the profit sharing plan was amended and terminated beginning fiscal 2005. The final profit sharing contribution was made in cash and consisted of the profit sharing contribution that would have been made for fiscal 2004 less the amount for increased 401(k) matching contributions made during fiscal 2004. Total shares contributed to the profit sharing plan during fiscal 2004 for the fiscal 2003 contribution were 76,884 shares.

We also have a deferred compensation plan, which allows highly compensated employees (as defined by IRS regulations) to receive a higher profit-sharing plan allocation than would otherwise be permitted under IRS regulations and to defer greater percentages of compensation than would otherwise be permitted under the salary deferral 401(k) plan and IRS regulations. The deferred compensation plan is a non-qualified plan of deferred compensation maintained in a rabbi trust. Participants can direct the investment of their deferred compensation plan accounts in the same investment funds offered by the 401(k) plan.

International plans

Certain of our international subsidiaries have varying types of defined benefit pension and retirement plans that comply with local statutes and practices.

The annual expense for all plans was as follows:

(in millions)	**2006**	2005	2004
Profit sharing plan	**$ -**	$ -	$ 14.5
Salary deferral 401(k) plan	**$ 21.4**	$ 22.0	$ 14.6
Non-U.S. pension and retirement plans	**$ 16.6**	$ 18.8	$ 19.9

Defined benefit pension plans maintained in the U.K., Germany, Japan and Taiwan cover all eligible employees within each respective country. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. The funding policy is consistent with the local requirements of each country. We may also voluntarily fund additional annual contributions as determined by management. For fiscal 2007, we currently expect contributions to total approximately $8.5 million. This amount excludes any voluntary contribution, which is yet to be determined by management. The plans use measurement dates of February 28th and May 31st to determine the measurements of plan assets and obligations.

Plan assets of the funded defined benefit pension plans are invested in an index based fund held by a third-party fund manager or are deposited into government-managed accounts in which we are not actively involved with and have no control over investment strategy. One of the plans is a self-funded plan. The plan assets held by the third-party fund manager consist primarily of U.S. and foreign equity securities, bonds and cash. The fund manager monitors the fund's asset allocation within the guidelines established by the plan's Board of Trustees. In line with plan investment objectives and consultation with company management, the Trustees set an allocation benchmark between equity and bond assets based on the relative weighting of overall international market indices. The overall investment objectives of the plan are 1) the acquisition of suitable assets of appropriate liquidity which will generate income and capital growth to meet current and future plan benefits, 2) limit the risk of the asset failing to meet the long term liabilities of the plan and 3) minimize the long term costs of the plan by maximizing the return on the assets. Performance is regularly evaluated by the Trustees and is based on actual returns achieved by the fund manager relative to their benchmark. The expected long-term rate of return for plan assets is based on analysis of historical data and future expectations relevant to the investments and consistency with the assumed rate of inflation implicit in the market.

For all of our plans the discount rates represent the rates at which benefits could have been settled at the measurement date and were determined based on an analysis of the investment returns underlying annuity contracts, or alternatively the rates of return currently available on high quality fixed interest investments for liability durations that match the timing and amount of the expected benefit payments. The source data used to determine the discount rates for the U.K. and Germany plans are based on the published iBoxx index of AA bond yields for durations of 15 to 18.8 years. The yields at the plans' measurement dates were approximately 4.7 to 4.8 percent. While no formal liability cash flow projections were made for these plans, the mean term of its liabilities were determined for assessing appropriate bond durations. Our plans in Japan and Taiwan are immaterial.

The following table presents target allocation percentages and the year end percentage for each major category of plan assets:

	2006		2005	
Asset Category	**Target Allocation**	**Actual Percentage**	Target Allocation	Actual Percentage
Equities	**80%**	**71%**	80%	80%
Bonds	**20%**	**19%**	20%	20%
Other	**0%**	**10%**	0%	0%
Total	**100%**	**100%**	100%	100%

Net annual periodic pension cost of these non-U.S. defined benefit pension plans is presented in the following table:

(in millions)	**2006**	2005	2004
Service cost of benefits earned during the year	**$ 5.2**	$ 6.0	$ 5.8
Plan participant contributions	**(1.0)**	(1.5)	(0.9)
Interest cost on projected benefit obligation	**13.5**	12.9	11.5
Expected return on plan assets	**(11.5)**	(9.7)	(6.3)
Net amortization and deferral	**4.9**	4.8	5.8
Net periodic pension cost	**$ 11.1**	$ 12.5	$ 15.9

(in millions)	**2006**	2005
BENEFIT OBLIGATION		
Beginning balance	**$ 274.8**	$ 224.7
Service cost	**5.2**	6.0
Interest cost	**13.5**	12.9
Benefits paid	**(5.7)**	(3.9)
Actuarial loss	**52.3**	20.4
Exchange rate adjustment	**(19.0)**	14.7
Ending balance	**$ 321.1**	$ 274.8
PLAN ASSETS AT FAIR VALUE		
Beginning balance	**$ 168.2**	$ 125.9
Actual return on plan assets	**38.6**	9.4
Company contributions	**23.1**	26.5
Plan participant contributions	**1.0**	1.5
Benefits paid	**(4.5)**	(3.6)
Exchange rate adjustment	**(11.7)**	8.5
Ending balance	**$ 214.7**	$ 168.2
RECONCILIATION OF FUNDED STATUS		
Fund status – Benefit obligation in excess of plan assets	**$ 106.4**	$ 106.6
Unrecognized net loss	**(144.6)**	(131.5)
Unrecognized net transition obligation	**2.3**	2.1
Adjustment to recognize minimum liability	**128.8**	106.6
Accrued pension cost	**$ 92.9**	$ 83.8
ACCUMULATED BENEFIT OBLIGATION		
Fiscal year end balance	**$ 317.2**	$ 271.1

The net periodic pension cost and projected benefit obligations were determined using the following assumptions:

	2006	2005	2004
NET PERIODIC PENSION COST			
Discount rate	**1.8%-5.4%**	1.8%-5.7%	1.8%-5.5%
Rate of increase in compensation levels	**2.0%-4.3%**	2.3%-4.1%	1.0%-3.8%
Expected long-term return on assets	**2.3%-7.5%**	2.3%-7.5%	2.8%-7.5%
PROJECTED BENEFIT OBLIGATIONS			
Discount rate	**1.8%-4.8%**	1.8%-5.4%	
Rate of increase in compensation levels	**1.8%-3.0%**	2.0%-4.3%	

The following table presents the total expected benefits to be paid to plan participants for the next ten years as determined based on the same assumptions used to measure the benefit obligation at the end of the year:

	(in millions)
2007	$ 4.6
2008	4.7
2009	5.0
2010	5.2
2011	5.3
2012-2016	30.3
Total	$ 55.1

As required by the current pension accounting standards, in each of the fiscal years presented, we recorded adjustments for minimum pension liability to equal the amount of the unfunded accumulated benefit obligation in one of our plans. For fiscal 2006, the adjustment was $22.1 million and a corresponding amount, net of a $6.7 million tax effect, is reflected in the Consolidated Financial Statements as a component of accumulated other comprehensive loss.

Note 12. Commitments and Contingencies

Commitments

We lease certain facilities and equipment under operating lease arrangements. Rental expenses under operating leases were $36.8 million, $34.6 million and $25.4 million in fiscal 2006, 2005 and 2004, respectively.

Future minimum commitments under non-cancelable operating leases are as follows:

	(in millions)
2007	$ 27.0
2008	13.2
2009	6.7
2010	4.1
2011	0.8
Thereafter	0.9
Total	$ 52.7

During fiscal 2004 we entered into a master operating lease agreement for capital equipment under which individual operating lease agreements are executed as the delivery and acceptance of scheduled equipment occurs. The required future minimum lease payments under these operating leases are included in the table above. These individual operating lease agreements under the master lease provide for guarantees of the equipment's residual value at the end of their lease terms for up to a maximum of $52.8 million. At May 28, 2006, the fair value of the lease guarantees was $0.6 million and is included in other non-current liabilities.

In fiscal 2006, we entered into two agreements with local energy suppliers in Maine and Texas to purchase electricity for our manufacturing facilities located there. One of the agreements is a three-year term bulk contract where service began in June 2006. This agreement requires us to purchase a minimum level of electricity each year at a specified price as determined by the terms of the agreement. No amounts were spent in fiscal 2006 under this agreement. Future minimum purchases are $6.5 million in each of fiscal 2007, 2008 and 2009. The other agreement began in January 2006 and is a five-year term full requirement contract with no minimum purchase commitments. The agreement allows for a fixed purchase price if the annual volume purchased falls within a specified range as determined by the terms of the agreement. In fiscal 2006, we spent $2.5 million for electricity usage under this agreement.

We had a manufacturing agreement with Fairchild Semiconductor Corporation where we were committed to purchase a minimum level of goods and services based on specified wafer prices, which were intended to approximate market prices. The agreement expired in December 2004. Total purchases from Fairchild were $4.5 million in fiscal 2005 and $16.7 million in fiscal 2004.

Contingencies—legal proceedings

Environmental matters. We have been named to the National Priorities List for our Santa Clara, California, site and we have completed a remedial investigation/feasibility study with the Regional Water Quality Control Board (RWQCB), acting as an agent for the Federal Environmental Protection Agency. We have agreed in principle with the RWQCB to a site remediation plan and we are conducting remediation and cleanup efforts at the site. In addition to the Santa Clara site, from time to time we have been designated as a potentially responsible party (PRP) by international, federal and state agencies for certain environmental sites with which we may have had direct or indirect involvement. These designations are made regardless of the extent of our involvement. These claims are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs and for future investigations and remedial actions. In many cases, the dollar amounts of the claims have not been specified, and in the case of the PRP matters, claims have been asserted against a number of other entities for the same cost recovery or other relief as is sought from us. We accrue costs associated with environmental matters when they become probable and can be reasonably estimated. The amount of all environmental charges to earnings, including charges for the Santa Clara site remediation, (excluding potential reimbursements from insurance coverage), were not material during fiscal 2006, 2005 and 2004.

As part of the disposition in fiscal 1996 of the Dynacraft assets and business, we retained responsibility for environmental claims connected with Dynacraft's Santa Clara, California, operations and for other environmental claims arising from our conduct of the Dynacraft business prior to the disposition. As part of the Fairchild disposition in fiscal 1997, we also agreed to retain liability for current remediation projects and environmental matters arising from our prior operation of certain Fairchild plants while Fairchild agreed to arrange for and perform the remediation and cleanup. We prepaid to Fairchild the estimated costs of the remediation and cleanup and remain responsible for costs and expenses incurred by Fairchild in excess of the prepaid amounts. To date, the costs associated with the liabilities we have retained in these dispositions have not been material and there have been no related legal proceedings.

Tax matters. The IRS has completed the field examinations of our tax returns for fiscal years 1997 through 2000 and has issued a notice of proposed adjustment seeking additional taxes of approximately $19.1 million (exclusive of interest) for those years (See Note 8 to the Consolidated Financial Statements). We are contesting the claims through the IRS administrative process and believe adequate provision has been made for the ultimate outcome.

Other matters. In January 1999, a class action suit was filed against us and our chemical suppliers by former and present employees claiming damages for personal injuries. The complaint alleged that cancer and reproductive harm were caused to employees exposed to chemicals in the workplace. The plaintiffs' efforts to certify a medical monitoring class were denied by the court. The case was settled and dismissed in February 2006 and the matter is now finalized. The parties have agreed to keep confidential the terms of the settlement, which did not have a material effect on our consolidated financial position or results of operations.

In November 2000, a derivative action was brought against us and other defendants by a shareholder of Fairchild Semiconductor International, Inc. Plaintiff seeks recovery of alleged "short-swing" profits under section 16(b) of the Securities Exchange Act of 1934 from the sale by the defendants in January 2000 of Fairchild common stock. The complaint alleges that Fairchild's conversion of preferred stock held by the defendants at the time of Fairchild's initial public offering in August 1999 constitutes a "purchase" that must be matched with the January 2000 sale for purposes of computing the "short-swing" profits. Plaintiff seeks from us alleged recoverable profits of $14.1 million. We have completed discovery in the case in the district court. In June 2004, the Securities and Exchange Commission proposed clarifying amendments to its section 16(b) rules which we believe would be dispositive of the case and the SEC adopted the rule amendments in August 2005. Oral argument on the briefing ordered by the district court as to whether the SEC amendments should apply to the case was held in November 2005 and we are awaiting the court's ruling. We intend to continue to contest the case through all available means.

In September 2002, iTech Group ("iTech") brought suit against us alleging a number of contract and tort claims related to a software license agreement and discussions to sell certain assets to iTech. At the trial which began in May 2005, the jury rendered a verdict finding us liable for breach of contract, promissory fraud and unjust enrichment and assessing approximately $234.0 thousand in compensatory damages and $15.0 million in punitive damages. After hearing post trial motions, the court affirmed the verdict for compensatory damages of approximately $234.0 thousand, awarded attorneys' fees to iTech of approximately $60.0 thousand, and reduced the punitive damages to $3.0 million and judgment was entered in those amounts in late August 2005. We have appealed the verdict and judgment and have filed our appellate briefs. We intend to continue to contest the case through all available means. In the fourth quarter of fiscal 2005, we accrued a charge of $3.3 million to cover the total amount of damages awarded iTech under the court's order. Although the loss we ultimately sustain may be higher or lower than the amount we have recorded, this is currently our best estimate of any loss we may incur.

We are currently a party to various claims and legal proceedings, including those noted above. We make provisions for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We believe we have made adequate provisions for potential liability in litigation matters. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on the information that is currently available to us, we believe that the ultimate outcome of litigation matters, individually and in the aggregate, will not have a material adverse effect on our results of operations or consolidated financial position. However, litigation is inherently unpredictable. If an unfavorable ruling or outcome were to occur, there is a possibility of a material adverse effect on results of operations or our consolidated financial position.

Contingencies—other

In connection with our past divestitures, we have routinely provided indemnities to cover the indemnified party for matters such as environmental, tax, product and employee liabilities. We also routinely include intellectual property indemnification provisions in our terms of sale, development agreements and technology licenses with third parties. Since maximum obligations are not explicitly stated in these indemnification provisions, the potential amount of future maximum payments cannot be reasonably estimated. To date we have incurred minimal losses associated with these indemnification obligations and as a result, we have not recorded any liabilities in our Consolidated Financial Statements.

Note 13. Segment and Geographic Information

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. We are organized by various product line business units. For segment reporting purposes, each of our product line business units represents an operating segment as defined under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and our chief executive officer is considered the chief operating decision-maker. Business units that have similarities, including economic characteristics, underlying technology, markets and customers, are aggregated into larger segments. For fiscal 2006, our Analog segment, which accounted for 86 percent of net sales, is the only operating segment that meets the criteria of a reportable segment under SFAS No. 131. Operating segments that do not meet the criteria in SFAS 131 of a reportable segment are combined under "All Others." Segment information for fiscal 2005 and 2004 has been reclassified to conform to the fiscal 2006 presentation.

Product line business units that make up the Analog segment include amplifiers, audio, interface, data conversion and power management. These business units represent the core analog standard linear focus and receive the majority of our research and development investment funds. Other business units in our Analog segment that feature a variety of mixed-signal products, which combine analog and digital circuitry onto the same chip, include flat panel displays, CRT displays, RF products, ASIC & telecom and Hi-Rel. The Analog segment is focused on utilizing our analog and mixed-signal design expertise to develop high-performance building blocks and integrated solutions aimed at end markets such as wireless handsets, portable electronic devices, displays, and at applications for broader markets, such as industrial and medical equipment, automotive and communications infrastructure.

Aside from these operating segments, our corporate structure in fiscal years 2006, 2005 and 2004 also included the centralized Worldwide Marketing and Sales Group, the Technology Development Group, the Manufacturing Operations Group, and the Corporate Group. Certain expenses of these groups are allocated to the operating segments and are included in their segment operating results.

With the exception of the allocation of certain expenses, the significant accounting policies and practices used to prepare the Consolidated Financial Statements as described in Note 1 are generally followed in measuring the sales, segment income or loss and determination of assets for each reportable segment. We allocate certain expenses associated with centralized manufacturing, selling, marketing and general administration to operating segments based on either the percentage of net trade sales for each operating segment to total net trade sales or head count, as appropriate. Certain R&D expenses primarily associated with centralized activities such as process development are allocated to operating segments based on the percentage of dedicated R&D expenses for each operating segment to total dedicated R&D expenses. Interest income and expense are combined with other treasury related income/expenses and then allocated to operating segments based on the percentage of net trade sales for each operating segment to total net trade sales.

The following table presents specified amounts included in the measure of segment results or the determination of segment assets:

(in millions)	Analog Segment	All Others	Total
2006			
Sales to unaffiliated customers	$ 1,845.2	$ 312.9	$ 2,158.1
Segment income before income taxes	$ 660.2	$ 35.0	$ 695.2
Depreciation and amortization	$ 12.5	$ 153.8	$ 166.3
Interest income	$ -	$ 33.7	$ 33.7
Interest expense	$ -	$ 1.9	$ 1.9
Goodwill impairment loss	$ 7.6	$ -	$ 7.6
Gain on sale of businesses	$ 28.9	$ -	$ 28.9
Share in net losses of equity-method investments	$ 0.6	$ 0.1	$ 0.7
Segment assets	$ 192.8	$ 2,318.3	$ 2,511.1

(in millions)	Analog Segment	All Others	Total
2005			
Sales to unaffiliated customers	$ 1,666.3	$ 246.8	$ 1,913.1
Segment income before income taxes	$ 353.5	$ 56.4	$ 409.9
Depreciation and amortization	$ 16.3	$ 178.1	$ 194.4
Interest income	$ -	$ 17.4	$ 17.4
Interest expense	$ -	$ 1.5	$ 1.5
Goodwill impairment loss	$ 86.1	$ -	$ 86.1
Gain on sale of businesses	$ -	$ 59.9	$ 59.9
Share in net losses of equity-method investments	$ 2.1	$ 3.6	$ 5.7
Segment assets	$ 213.7	$ 2,290.5	$ 2,504.2
2004			
Sales to unaffiliated customers	$ 1,677.5	$ 305.6	$ 1,983.1
Segment income (loss) before income taxes	$ 419.4	$ (85.7)	$ 333.7
Depreciation and amortization	$ 17.0	$ 192.9	$ 209.9
Interest income	$ -	$ 11.6	$ 11.6
Interest expense	$ -	$ 1.2	$ 1.2
Share in net losses of equity-method investments	$ 6.6	$ 7.5	$ 14.1
Segment assets	$ 307.0	$ 1,973.4	$ 2,280.4

Segment assets consist only of those assets that are specifically dedicated to an operating segment and include inventories, equipment, equity investments, goodwill and amortizable intangibles assets. As of May 28, 2006, there were no equity method investments included in segment assets of the Analog segment. Depreciation and amortization presented for each segment include only such charges on dedicated segment assets. The measurement of segment profit and loss includes an allocation of depreciation expense for shared manufacturing facilities contained in the standard cost of product for each segment.

Our revenues from external customers are derived from the sales of semiconductor product and engineering-related services. For fiscal 2006, 2005 and 2004, sales from engineering-related services were immaterial and are included with semiconductor product sales. Our semiconductor product sales consist of integrated circuit components and are considered a group of similar products.

We operate our marketing and sales activities in four main geographic areas that include the Americas, Europe, Japan and the Asia Pacific region. Total sales by geographical area include sales to unaffiliated customers and inter-geographic transfers, which are based on standard cost. To control costs, a substantial portion of our products are transported between the Americas, Europe and the Asia Pacific region in the process of being manufactured and sold. In the information presented below, we have excluded these inter-geographic transfers.

The following tables provide geographic sales to and asset information by major countries within the main geographic areas:

(in millions)	**2006**	2005	2004
Sales to unaffiliated customers:			
People's Republic of China	**$ 573.5**	$ 502.9	$ 544.0
Singapore	**479.7**	395.6	377.8
United States	**428.9**	378.6	421.2
Japan	**280.1**	248.6	250.3
Germany	**219.5**	194.9	218.9
United Kingdom	**176.4**	192.4	170.9
Rest of World	**-**	0.1	-
Total	**$ 2,158.1**	$ 1,913.1	$ 1,983.1

(in millions)	2006	2005
Long-lived assets:		
United States	**$ 516.1**	$ 523.7
Malaysia	**154.6**	133.6
Rest of World	**114.2**	138.3
Total	**$ 784.9**	$ 795.6

Our top ten customers combined represented approximately 64 percent of total accounts receivable at May 28, 2006 and approximately 49 percent at May 29, 2005. In fiscal 2006, we had two distributors who each accounted for approximately 12 percent of total net sales. In fiscal 2005 and 2004, we had one distributor who accounted for approximately 11 percent of total net sales and another distributor who accounted for approximately 10 percent of total net sales in each year. Sales to these distributors are mostly for our Analog segment products, but also include some sales for our other operating segment products.

Note 14. Supplemental Disclosure of Cash Flow Information and Non-cash Investing and Financing Activities

(in millions)	2006	2005	2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for:			
Interest	**$ 1.9**	$ 1.4	$ 1.3
Income taxes	**$ 16.4**	$ 76.1	$ 15.4
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Issuance of stock for employee benefit plans	**$ -**	$ -	$ 0.9
Issuance of common stock to directors	**$ 2.6**	$ 1.0	$ 0.4
Issuance of common stock in connection with the final installment payment of the purchase price paid for DigitalQuake	**-**	-	$ 0.6
Unearned compensation relating to restricted stock issuance	**$ 4.5**	$ 2.6	$ 3.1
Unearned compensation relating to grants of restricted stock units	**$ 0.6**	$ -	$ -
Restricted stock cancellation	**$ 1.3**	$ 1.4	$ 1.4
Change in unrealized gain on cash flow hedges	**$ -**	$ -	$ 0.2
Change in unrealized gain on available-for-sale securities	**$ (0.1)**	$ (0.3)	$ (3.4)
Minimum pension liability	**$ 15.4**	$ 9.5	$ (29.1)
Acquisition of software license under long-term contracts	**$ 20.5**	$ -	$ 19.7
Repurchase of common stock upon settlement of an advance repurchase contract	**$ -**	$ 30.0	$ -

Note 15. Financial Information by Quarter (Unaudited)

The following table presents the unaudited quarterly information for fiscal 2006 and 2005:

(in millions, except per share amounts)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2006				
Net sales	$ 572.6	$ 547.7	$ 544.0	$ 493.8
Gross margin	$ 351.5	$ 332.2	$ 311.3	$ 277.7
Net income	$ 118.8	$ 130.1	$ 114.7	$ 85.6
Earnings per share:				
Net income:				
Basic	$ 0.35	$ 0.39	$ 0.34	$ 0.25
Diluted	$ 0.34	$ 0.37	$ 0.32	$ 0.24
Weighted-average common and potential common shares outstanding:				
Basic	336.3	337.5	339.7	345.8
Diluted	352.3	354.6	356.7	363.9
Common stock price - high	$ 30.93	$ 29.55	$ 26.67	$ 25.81
Common stock price - low	$ 24.98	$ 25.31	$ 21.24	$ 19.50
2005				
Net sales	$ 467.0	$ 449.2	$ 448.9	$ 548.0
Gross margin	$ 255.6	$ 236.6	$ 227.0	$ 301.6
Net income	$ 130.2	$ 77.4	$ 90.0	$ 117.7
Earnings per share:				
Net income:				
Basic	$ 0.37	$ 0.22	$ 0.25	$ 0.33
Diluted	$ 0.36	$ 0.21	$ 0.24	$ 0.31
Weighted-average common and potential common shares outstanding:				
Basic	349.2	353.2	356.0	357.3
Diluted	365.8	374.0	374.2	381.7
Common stock price - high	$ 21.67	$ 20.35	$ 17.44	$ 22.44
Common stock price - low	$ 18.36	$ 14.94	$ 11.85	$ 13.18

Our common stock is traded on the New York Stock Exchange and the Pacific Exchange. The quoted market prices are as reported on the New York Stock Exchange Composite Tape. At May 28, 2006, there were approximately 6,163 holders of common stock.

The Board of Directors and Shareholders
National Semiconductor Corporation:

We have audited the accompanying consolidated balance sheets of National Semiconductor Corporation and subsidiaries (the Company) as of May 28, 2006 and May 29, 2005, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended May 28, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Semiconductor Corporation and subsidiaries as of May 28, 2006 and May 29, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended May 28, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 28, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 26, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Mountain View, California
July 26, 2006

The Board of Directors and Shareholders National Semiconductor Corporation:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that National Semiconductor Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 28, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that National Semiconductor Corporation and subsidiaries maintained effective internal control over financial reporting as of May 28, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, National Semiconductor Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 28, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Semiconductor Corporation and subsidiaries as of May 28, 2006 and May 29, 2005, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended May 28, 2006, and our report dated July 26, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Mountain View, California
July 26, 2006

Board of directors

Brian L. Halla, Chairman
Brian L. Halla, Chairman, joined the Company as Chairman of the Board, President and Chief Executive Officer on May 3, 1996. He was formerly Executive Vice President of LSI Logic Corporation, responsible for the development of all LSI Logic product lines. Prior to that he was with Intel Corporation for 14 years, most recently as Director of Marketing for Intel's Microcomputer Group. Effective the beginning of fiscal 2006, he became Chairman and Chief Executive Officer of the Company. Mr. Halla is currently Chairman of the Board of the Semiconductor Industry Association (SIA).

Steven R. Appleton
Steven R. Appleton is the Chairman of the Board, Chief Executive Officer and President of Micron Technology, Inc., a position he has held since 1994. Micron is a leading worldwide provider of semiconductor memory solutions for computer and computer-peripheral manufacturing, consumer electronics, CAD/CAM, office automation, telecommunications, networking and data processing, and graphics display. Mr. Appleton joined Micron in 1983 and has held a series of increasingly responsible positions, including Production Manager, Director of Manufacturing, and Vice President of Manufacturing. In 1991, he was appointed President and Chief Operating Officer of Micron.

Gary P. Arnold
Gary P. Arnold has extensive experience in the international electronics industry in finance, strategic planning and operations. From January 1993 to March 2000 he was President, Chief Executive Officer and Chairman of the Board of Analogy, Inc., a supplier of product design and simulation software headquartered in Beaverton, Oregon. Prior to that, he held Chief Financial Officer positions at Tektronix, Inc. and at National Semiconductor.

Richard J. Danzig
Richard J. Danzig served as Secretary of the Navy in the Clinton administration from November 1998 to January 2001. Prior to that, he was a Traveling Fellow in Asia and Europe for the Center for International Political Economy and an Adjunct Professor at Syracuse University's Maxwell School of Citizenship and Public Affairs. He also served previously as a member of National Semiconductor's board, from 1987 to 1993. Mr. Danzig is a graduate of Reed College and also has degrees from Yale Law School and from Oxford University, where he was a Rhodes Scholar.

John T. Dickson
John T. Dickson is the former President and Chief Executive Officer of Agere Systems, a global leader in storage, wireless data and networks. He serves on the Board of Directors of Mettler-Toledo International Inc. and previously served on the Board of the SIA.

Robert J. Frankenberg
Robert J. Frankenberg is the former Chairman, President and CEO of Encanto Networks, Inc., and also previously served as Chairman, President and CEO of Novell, Inc. Prior to that he served as Vice President and General Manager of Hewlett-Packard's Personal Information Products Group. He has been a management consultant with Net Ventures since 1996. He has a degree in computer engineering from San Jose State University and is an SEP graduate of Stanford University's Graduate School of Business.

E. Floyd Kvamme
E. Floyd Kvamme is a Partner, emeritus, at Kleiner, Perkins, Caufield & Byers, a high-technology venture capital firm responsible for developing companies from early start-up to the IPO phase and beyond. He is also co-chair of the Presidential Council of Advisers on Science and Technology. Mr. Kvamme was one of five members of the team that began at National Semiconductor in 1967, serving as its General Manager and building it into a billion-dollar company. He holds two degrees in electrical engineering.

Dr. Modesto A. Maidique
Dr. Modesto A. Maidique has been President of Florida International University since 1986. Florida International is a public research university with an enrollment of 35,000 students. Prior to that, he served on the faculties of Stanford University, Harvard University and the Massachusetts Institute of Technology. He was a co-founder of Analog Devices Inc. and served as Vice President and General Manager of Analog Devices Linear IC Division.

Edward R. McCracken
Edward R. McCracken retired as Chairman of Silicon Graphics, Inc., Mountain View, California, in 1998. SGI designs, manufactures and markets visual computer systems used for conceptual design, analysis and simulation. Previously, he worked for Hewlett-Packard for 16 years. He is the former co-chairman of the United States Advisory Council on the Information Infrastructure and also the former co-chairman of Joint Venture: Silicon Valley Network.

Management

Directors

Steven R. Appleton
Chairman, President and
Chief Executive Officer,
Micron Technology, Inc.

Gary P. Arnold*
Former President, Chairman
and Chief Executive Officer,
Analogy, Inc.

Richard J. Danzig*
Senior Fellow,
Center for Naval Analysis
Former Secretary of the Navy

John T. Dickson*
Former President and Chief Executive
Officer, Agere Systems Inc.

Robert J. Frankenberg*
Former Chairman, President and
CEO, Novell, Inc.

Brian L. Halla
Chairman and
Chief Executive Officer
National Semiconductor Corporation

E. Floyd Kvamme
Partner, emeritus, Kleiner, Perkins
Caufield & Byers, Venture
Capital Firm

Modesto A. Maidique
President, Florida
International University

Edward R. McCracken
Former Chairman
and Chief Executive Officer
Silicon Graphics, Inc.

Executive staff

Brian L. Halla
Chairman and
Chief Executive Officer

Donald Macleod
President and
Chief Operating Officer

Lewis Chew
Senior Vice President, Finance
and Chief Financial Officer

John M. Clark III
Senior Vice President,
General Counsel and Secretary

Detlev Kunz
Senior Vice President,
Power Management Products Group

C.S. Liu
Senior Vice President,
Worldwide Manufacturing

Michael E. Noonen
Senior Vice President,
Worldwide Marketing and Sales

Suneil Parulekar
Senior Vice President,
Analog Signal Path Products Group

Ulrich Seif
Senior Vice President,
Manufacturing Services and
Chief Information Officer

Edward J. Sweeney
Senior Vice President,
Human Resources

Mohan Yegnashankaran
Senior Vice President,
Worldwide Technology Development

Other officers

Robert E. DeBarr
Treasurer

Jamie E. Samath
Corporate Controller

Nancy Lucke Ludgus
Assistant Secretary

*Member of the Audit Committee

At a Glance/Corporate Information

At a Glance

National Semiconductor, the industry's premier analog company, creates high-value analog devices and subsystems. National's leading-edge products include power management circuits, display drivers, audio and operational amplifiers, communication interface products and data conversion solutions.

Founded
1959

Headquarters
Santa Clara, California

Employees
8,500*

*Figure as of the end of Fiscal Year 2006

Stock exchange, Listing symbol
New York Stock Exchange: NSM

Fiscal year
May 30, 2005 to May 28, 2006

2006 Sales
$2.16 billion

Chief executive officer
Brian L. Halla

Unexpired U.S. Patents
2,726

Web site address
www.national.com

Worldwide operations
Headquarters:
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, California
95052-8090
Telephone (408) 721-5000

Corporate Information

Transfer agent and registrar
Computershare Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3010
(877) 498-8865 or
(781) 575-4593
www.computershare.com

Independent auditors
KPMG LLP

Officer certifications
National filed the required CEO Certification with the New York Stock Exchange in October 2005 after the 2005 annual meeting. The CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act have been filed with the SEC as an exhibit to the Form 10-K for fiscal 2006.

Shareholder information
Common Stock Data
The Company's common stock is traded on the New York Stock Exchange and the Pacific Exchange.

Annual Meeting of Shareholders
The annual meeting will be held on or about October 6, 2006. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about August 31, 2006, at which time proxies will be solicited by the Board of Directors.

Note to all shareholders
Keep the transfer agent informed of your current address. Failure to do so may require National to report your shares to the state as unclaimed property even if National does not have physical possession of your stock certificate. This can result in "escheat" of your shares to the state.

Form 10-K
If you would like to receive a free copy of the company's "Form 10-K" filed with the Securities and Exchange Commission, please send your request to:

Investor Relations
Mailstop G2-397
National Semiconductor Corporation
P.O. Box 58090
Santa Clara, California
95052-8090
Telephone (408) 721-5800

Design: Michael Patrick Partners / michaelpatrickpartners.com

National
Semiconductor
The Sight & Sound of Information

National Semiconductor Corporation
900 Semiconductor Drive
Box 58090
anta Clara, CA 95052

vestor Relations
8 721 5800
invest.group@nsc.com

www.national.com

002CS-11950